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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Molistar

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MAY 29 2008
THOMSON REUTERS

FILE NO. 82- 04965 FISCAL YEAR 12-31-07

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DAT : 5/28/08

12g3-2(b) File No. 82-4965

AR/S
12-31-07

Annual report 2007

Mobistar





Table of contents







Key events in 2007

Launch of Mobistar AtHome

AtHome is a leading product in Mobistar's replacement strategy of fixed telephony by mobile telephony on the residential market. This unique offer on the Belgian market proposes communications from a mobile phone at home to fixed lines in Belgium and abroad at lower rates than those applied for communications with a fixed line.

Secure payment by GSM

Banksys and three national mobile telephone operators have joined forces to launch a secure payment system by GSM. Mobistar's customers wishing to pay by mobile telephone need a SIM card with m-banxafe technology, available in all Mobistar Centers.

Partnership with Lycamobile

In the scope of its partnership policy with mobile virtual network operators (MVNO), Mobistar has entered into an important agreement with Lycamobile that targets as a priority the ethnic community living in Belgium, which communicates regularly with their families and friends in their home country.

Launch of Mobistar One Office Voice Pack

Mobistar launched the first fixed-mobile convergence offer on the professional market. With One Office Voice Pack, the rate per minute is more advantageous and the company's internal communication costs and call transfers from each user's fixed line to his/her mobile are free of charge. This is the first step towards total voice and data traffic convergence.

Repurchase of VOXmobile

Mobistar has entered into a repurchase agreement with the Luxembourgian operator VOXmobile for 90 % of the share capital for 80.3 million euro. The implementation of synergies between these two operators started with cross-border offers for large companies in Belgium and Luxembourg.

Renewal of the agreement with the Belgian railways

For three years already, Mobistar is the partner and supplier of the Belgian Railways (SNCB/NMBS) for mobile technology. The agreement has been renewed for a similar term. This agreement relates to activating cards for vocal communications and mobile data transmission, to activating fixed telephone applications and to activating permanent lines for data communication.





Launch of Mobistar ADSL Voice

ADSL Voice grants access to high speed internet (4 Mbps) and fixed telephony via Voice over IP (VoIP) technology. This innovative offer forms part of the new internet solutions proposed by Mobistar, without any subscription costs for the fixed line with the historic operator.

Mobistar Internet Everywhere for low usage

Internet Everywhere, which uses Mobistar's EDGE/HSDPA networks, is the first mobile internet solution whose use can be paid for per day (1 euro per day on the internet, with a monthly subscription of 5 euro). It is mainly targeted at professionals who travel frequently but also at students and other customers who are often away from home.



Letter from the chairman

As chairman of the Board of Directors and on behalf of the Executive committee, I would first of all like to thank all our customers and shareholders for their loyalty and support of our strategy. In particular I also want to thank our employees for their excellent work over the past year.

Following the outsourcing of the technical management and the maintenance of our network, Ericsson has taken over 150 team members. However, the Board of Directors is aware that this outsourcing was not easy for everyone, but we are convinced that the decision for outsourcing will proove to be right in the future.

2007 was another successful year for Mobistar although the conditions were not ideal. The government-imposed reduction of the mobile termination rates and the European Union regulated roaming prices have had a clear impact on the turnover. Moreover, the market is becoming increasingly mature and the competition fiercer. In spite of these difficult external factors Mobistar has managed to close another successful year.

Thanks to this performance, the Board of Directors will propose at the General Shareholder's Meeting of 7 May 2008 the payment of a gross dividend of 2.80 euro per share, a reduction of capital of 4 euro per share, and a buy-back of own share amounting to a maximum of 175 million euro. This means that in 2007 approximately 600 million euro is finding its way back to our shareholders. It will be paid out as from 14 May 2008.

This year, a special word of thanks goes to Bernard Moschéni, Mobistar's CEO over the past three years, who transformed the business from a more technology-oriented company to a highly customer-oriented company. He decided to seek a new challenge abroad.

His successor, Benoit Scheen, was unanimously elected by the Board of Directors as our new CEO. Thanks to his many years' experience in the ICT sector and his role as CCO these past years, he is the ideal person to meet the strategic challenges facing the business. He has achieved major commercial successes and has an excellent understanding of the specific needs of the Belgian residential and business markets.

And the challenges for 2008 are considerable. The reduced mobile termination rates will be entering a second phase and the saturation of the telecommunication market will become an increasingly important factor.

Mobistar's intention is to turn 2008 into another excellent year thanks to a recognisable market approach, the right policy plans and the drive of all our employees.





Jan Steyaert
Chairman of the Board of Directors

Letter from the CEO

In an increasingly strong Belgian market, in which competition remains fierce, Mobistar continued to show strong growth in 2007, thanks to its commercial dynamism and its policy of innovation.

In a mobile phone market which has reached full maturity and with a penetration rate of 99 % by the end of 2007, it is Mobistar's proactive segmentation policy which has set it apart from the crowd. As part of its commitment to understanding and meeting the expectations of every type of customer, the operator has released a targeted range of new products and services. TempoMusic in particular has been a great success, with the formula having been extended to postpaid customers. By the end of 2007, the total number of TempoMusic customers had increased to 579,306.

This portfolio optimisation exercise has been accompanied by the emergence of a new personality for the Mobistar brand. Customers identify closely with the triple-faceted Love, Work, Play logo, the recognition rating for which is already considerable.

Moving to a mobile centric approach

The success of Mobistar's innovative AtHome and One Office Voice Pack packages are a testament to Mobistar's cogent strategic planning. For the residential market, the operator has promoted substitutions (migration from fixed lines to mobiles) and a segmented offer which is now much simpler and more transparent. For the business market, Mobistar is focussing more closely on voice and data convergence, to meet the growing demand for business mobility.

Growing customer numbers are evidence of the success of this commercial strategy. On December 31 2007, Mobistar had a total of 3,489,859 active customers (including MVNO's), representing a 10.7 % increase over the last year. During 2007, Mobistar attracted 144,530 new customers, to which MNVO partner services should also be added. The proportion of contract customers reached 54 % of the total customer base, as compared with 51.4 % at the end of 2006.

Mobistar has also developed a complete range of internet solutions (principally ADSL Voice and Internet Everywhere) which no longer require subscription to the historic operator. The development of mobile data transmission owes a lot to the new Orange World services whose portal has been relaunched, and to the success of BlackBerry® and Business Everywhere in the business market.
By the end of 2007, revenue from mobile data solutions represented 18 % of mobile phone turnover, as compared with 15.4 % the previous year.

A partnership strategy

To meet all of its objectives, Mobistar has pursued a partnership policy, strengthening existing agreements and signing new deals, with Lycamobile and Transatel in particular. By the end of 2007, the number of MNVO customers increased to 206,105, i.e. a fifteen-fold increase on 2006.

Moreover, Mobistar has acquired a 90 % stake in the Luxembourgian operator VOXmobile. Implementation of synergies between the two operators began with cross-border deals for big companies in Belgium and in the Grand Duchy of Luxembourg.

High-performing distribution channels

To optimise the deals it offers, Mobistar has been able to capitalise on previous changes to its business structure, and on the opening of new sales outlets. The distribution network has been completely updated and now comprises 26 wholly-owned sales outlets and 125 franchises. In 2007, Mobistar, which is behind Belgium's largest telecoms distribution network, celebrated the 10th anniversary of the first Mobistar Center.
The expansion of online sales is also worth celebrating: from its launch in 2006, these sales saw spectacular growth over the last year, accounting for almost 6 % of sales by the end of the year.

In 2007, the sale of mobile phones in Mobistar's network has increased by 20 %. This growth follows on from the policy of expanding the range of available devices, particularly at the high end of the market (e.g. EDGE/3G).

Strong corporate commitment

Mobistar has strengthened its specific corporate commitment to autism. The non-profit organisation Participate! which has organised this initiative has recruited experienced psychologists, who have created the content for the first section of the website www.participate-autism.be. The website is designed to be a useful resource for anyone wanting reliable information on autism.

Reinforcing its positions in 2008

Thanks to excellent results garnered in 2007, Mobistar started 2008 in good shape. In a highly competitive market with strict regulatory restraints, the aim of management is to continue to improve Mobistar's commercial position, adapting its products and services in an innovative way in order to keep up with customer demands and expectations. This policy goes hand-in-hand with a strict control of costs.

To ensure this strategy is successful, Mobistar relies on the unstinting commitment and skills of all of its colleagues, within a business environment which we want to be stimulating.

In my new role as CEO, I am keen to tackle head-on the challenges which 2008 throws at us.



Benoit Scheen
Chief Executive Officer



The telecommunications sector



The consolidation movement which marked the Belgian market in 2007 and the heightened regulatory pressure has not hindered Mobistar's growth. As a result of its commercial dynamism, the operator could attract 338,000 new customers and has continued to increase its market share.

Competitive environment

• Optimal penetration rate

Competitive pressure remained very high in 2007. As the penetration rate was already high, reaching 99 % of the population, the operators engaged in a fierce commercial battle to win new customers: increasingly aggressive promotions, more and more frequent launches of new products, etc.

• Market consolidation

A vast consolidation movement was initiated in 2007 by the major market players. These operations enabled some operators to gain a foothold in new market segments, which further increased the competitive environment.

• Success for some MVNO's

A huge number of MVNO's (Mobile Virtual Network Operator) have arrived on the Belgian market during recent years. Some of them have introduced new services and consolidated their positions in 2007. Mobistar negotiated a partnership with Telenet in 2006. Mobistar continued this partnership strategy in 2007, entering into new agreements with Lycamobile and Transatel. On the one hand, Transatel is a MVNE (Mobile Virtual Network Enabler), i.e., an intermediary, which provides services to MVNO's but has no contacts with the end customers. On the other hand, Transatel has its own 15,000 customers.

• Mobistar consolidated its positions

Given this extremely difficult market situation, Mobistar saw to consolidating its positions by choosing a replacement strategy (fixed to mobile migration) on the residential market and by placing more emphasis on convergence in the professional segment. The success of AtHome and One Office Voice Pack, two of its leading products in 2007, confirms the validity of its strategic choices.

On 31 December 2007, the Mobistar customer base counted 3,489,859, including the MVNO customers. This represents an increase of 10.7 % compared to 3,152,455 customers at the end of 2006. The number of Mobistar ADSL customers remained stable, with 23,774 customers at the end of 2007.

Regulatory pressure

• New reduction in MTR rates

In August 2006, the Belgian Institute of Postal Services and Telecommunications *(Institut Belge des Services Postaux et des Télécommunications or IBPT)* fixed the mobile termination rates (MTR) for the three national networks. After a reduction in MTR rates by 16.5 % in November 2006, a second 20 % reduction was implemented in May 2007.

At the end of 2007, IBPT adopted an additional decision setting the mobile termination rates for the three operators for the period from February to July 2008.

• Maximum rates in the European Union

As from 30 July 2007, Mobistar implemented the European regulation relating to roaming rates (rates applicable to incoming and outgoing calls abroad and wholesales services invoiced between operators) in the 27 European Union countries and some additional countries. Mobistar's customers were first personally informed regarding these rate changes.

• Standards relating to emission of electromagnetic waves in Brussels

Mobistar and the other mobile telephone network operators, grouped together within the GOF (GSM Operators Forum), contested the order approved by the Brussels Parliament before the Constitutional Court on 16 February 2007 and published in the Belgian Gazette on 14 March 2007. This order plans to highly limit the power of electromagnetic waves emitted by GSM operators' relay antennae since it introduced a maximum standard of 3 volts/metre, where the current federal standard – which is already four times more severe than applicable European standards – is 20.6 volts/metre. The three Belgian operators consider that the Brussels Parliament has exceeded its powers by adopting this measure. Moreover, this measure undermines the service to the customers who require an optimal availability.



Satisfying the market's needs

■ Application of the universal service

Since January 2006, Mobistar proposes a social rate to low-income individuals. This financial support is granted to certain people in a precarious situation according to specific conditions laid down by the Telecommunications Act of 13 June 2005.

■ 3G on the same frequencies as 2G

New legal provisions (royal decree of 28 March 2007 published in the Belgian Gazette on 11 May) authorising mobile telephone network operators to use 2G frequencies (GSM) for the deployment of 3G (UTMS). These provisions will be applied as from July 2008 as operator Base was unable to obtain the suspension of the royal decree before the Council of State.

The extension of frequencies will increase the zone covered in the countryside and on transport routes (road, train) and also improve the quality of coverage in low-cost towns for Mobistar and the other operators. Existing sites can be reused (among which a few still have to be built) will also have a positive impact on the environment

Healthy competition

■ Abuse of a dominant position

In May 2007, the Brussels Commercial Court appointed two experts in the scope of proceedings relating to abuse of Proximus' dominant position opposing Mobistar and Base. The experts are in charge of examining whether Proximus actually abused its dominant position between 1999 and 2004, and determining the related damage. The results of this expert assessment are expected in 2008.

The Mobistar brand and marketing strategy

During the course of 2007, Mobistar intensified its segmentation policy. The core of its marketing strategy was to meet the needs of each consumer type by responding with adapted products and services. This proactive approach was successful on the residential and business markets. The operator also conveyed this positioning with a refresh of the Mobistar brand.



Mobistar brand

■ Love, Work, Play

Mobistar aims to be the mobile telephone brand preferred by Belgians. In a context of increasingly heightened competition, where differentiation is required, Mobistar stands out by placing the consumer at the centre of its concerns on a constant basis. This positioning materialised in the new personality of the Mobistar brand, whose logo changed in 2007.

Today's consumer wants mobile solutions and experiences which help him to obtain more from his life: Mobistar anticipates by launching products and services which help the consumer to *love, work* and *play* as he wants. All important things in live are situated within these three domains.
At the same time, we leave the consumer the choice, he himself takes the power and wants to participate. This participation expresses itself in the way we communicate, and in the different possibilities which we offer the consumers.

The change of the Mobistar brand's visual identity was successful: in December 2007, awareness of the new logo already reached 75 %.



Meeting customers' needs

One of Mobistar's strategic objectives is to better meet its customers' individual needs. As proof of this intention, TempoMusicMonthly, one of the leading products introduced as part of a segmented approach. It targets specifically postpaid customers whom music and SMS are also important. On 31 December 2007, TempoMusic had a total of 579,306 customers.

■ A new portfolio of products

In 2007, Mobistar optimised its product portfolio to make it more attractive and also more effective. This development increased synergies between prepaid offers and postpaid offers, making the decision relating to migration towards subscriptions simpler for Tempo customers. This resulted in a further increase in the share of postpaid customers who are more moyal and who consume more. This share increased by 54 % at the end of 2007.

Through this new portfolio, very innovative offers, such as AtHome on the residential market and One Office Voice Pack on the professional market, have also been introduced.

AtHome corresponds to the needs of residential customers, who increasingly wish to switch to a completely mobile package. One Office Voice Pack combines fixed and mobile telephony for the professional market. The increase in the number of customers in 2007



confirms the success of this business strategy.
Among the other significant innovations, we highlight ADSL Voice, which offers fixed telephony and internet access via the Livebox, and Internet Everywhere, a product designed for professionals who travel frequently but also for students and other customers who are often away from home.

The Orange World portal, which celebrated three years of existence in 2007, was revamped. The new simple and user-friendly interface was adapted to each customer's needs and individualised according to usage.

Adapted mobile phones

In 2007, Mobistar prepared its customers for the services that they will be proposed in the future by adapting its offer of mobile phones. They are increasingly focused on multimedia. In 2007, Mobistar's mobile phones sales increased with 20 % from 50.6 million euro at the end of 2006 to 60.7 million euro on 31 December 2007.

Partners with Lycamobile and Transatel

In order to increase its market share in mobile telephony, Mobistar decided to enter into partnership agreements with mobile virtual network operators (MVNO's) or other players wishing to launch into mobile telephony. In 2007, Mobistar continued this policy with its partners Telenet, Euphony and Delhaize.

In April 2007, a new agreement was concluded with Lycamobile, Lycatel's pioneer brand for international mobile telephone traffic. Lycatel has over seven million Pan-European users, who generate more than 1.4 billion minutes of vocal traffic per month. Lycamobile is the leader on the European market for prepaid calling cards for international telecommunications and mainly targets foreigners staying in Belgium and communicating with their friends and families in their home countries. By using the Mobistar network, Lycamobile proposes a specific offer and customer service specific to this target-group at 1,000 points of sale in Belgium.

In November, Mobistar also entered into a partnership agreement with the French company Transatel. Transatel offers, next to its own mobile offer, services enabling MVNO's to launch their own mobile operator activities.

Sales, distribution and customer service

Throughout 2007, the commercial organisation has been adapted. It was a year for consolidation and also for new solutions, with the significant success of online sales.



Increase in online sales

Online sales, launched by Mobistar in 2006, saw spectacular growth during the previous year. In the online shop, customers can buy mobile phones, choose from the mobile offer and activate ADSL. Mobistar wants to guarantee secure transactions and therefore uses the SSL encryption system (Secure Sockets Layer).

The first Mobistar Center celebrates its 10th anniversary

■ Mass retail distribution: improving efficiency

After significant stabilisation of its point of sale network, which mainly sells prepaid SIM cards. Mobistar continued to improve the efficiency of 6,000 points of sale in 2007. Their number remained stable throughout the previous year.

■ Exclusive distribution: completed shop revamp

Throughout the year, Mobistar continued to modernise the Mobistar Centers: this two-year project has come to an end, with 125 revamped stores at the end of 2007. The renovation of approximately ten Mobistar Centers was put on hold given the prospect of relocation in the near future.

Mobistar celebrated the 10th anniversary of the first Mobistar Center in 2007. With 151 points of sale owned by the company or run as franchises, Mobistar has the largest telecommunications distribution chain in Belgium.

Mobistar opened more and more owned points of sale, increasing from 12 stores at the end of 2006 to 26 stores at the end of 2007. These "discovery areas" focus on customer service and direct access to information and contribute to Mobistar's dynamic commercial approach.

■ Certification of independent agents

The network of independent agents selling Mobistar products and services on the SoHo (Small office-Home office) market – i.e. self-employed workers, the liberal professionals and very small companies – and on the small and medium-sized enterprise market increased further in 2007. These agents are strictly selected partners and Mobistar wants to establish a long-term relationship with them.

Mobistar launched a certification procedure for these independent agents in 2007. The objective is to increase their efficiency and the quality of their services as the marketed solutions are proving to be more and more complex

Strengthened relations with key accounts

The team responsible for commercial relations with key accounts was divided into two in 2007 in order to further optimise customer service. One team is now in charge of canvassing and initial contacts with new customers and the second team is responsible for monitoring the consolidation of relations with existing customers.

Significant agreements were renewed in 2007 and several large organisations have shown their trust in Mobistar for fixed and mobile telephony, in particular the Flemish Community.

Continued improvement of customer service

■ Optimising relations with external partners

The outsourcing plan of certain operational and support activities launched in 2006 continued during the previous year. More than 400 persons now work for different partners in the scope of customer services (Sitel, TechCity, Call-It, Orange Romania). In 2007, Mobistar endeavoured to optimise relations with these subcontractors, including some subcontractors who work for Mobistar on an exclusive basis.

■ An award for the ADSL call center

In October 2007, Mobistar won the TechCity Mystery Contact Challenge Award granted by TechCity Solutions after examining the quality of the assistance provided by 90 contact centers of large technological companies, irrespective of whether they are customers or not of this company. According to this study, the support provided by Mobistar to its ADSL customers largely exceeds the average of the 12 Internet suppliers covered by the study (75.75 %, compared to 59.32 % on average).

■ Figures that make your head turn

The intense activity linked to the customer service was materialised in 2007 by 4.2 million incoming calls, 3.5 million outgoing calls, 1.6 million e-mails and letters and 14.1 million invoices.



Residential market



On the residential market, Mobistar chooses a substitution strategy. Its challenge is to convince individuals to terminate their fixed lines in favour of mobile solutions. To support this evolution, a new segmentation of the offer was introduced in September 2007.

Competitive and innovative range

Mobistar has continued its innovation policy by proposing solutions adapted to its customers' specific needs. These solutions are accompanied by a new tariff schedule since September 2007, which are marked by increased simplicity and transparency. On its website targeted at the residential market, which was revamped in 2007, Mobistar also offers its customers the possibility of configuring the most economically attractive offer for them, corresponding to their profile.

■ Mobistar AtHome

AtHome, launched in March 2007, is a leading product in the chosen substitution policy. This unique offer on the Belgian market proposes communications at home from a GSM to fixed numbers in Belgium and abroad. Customers consequently no longer need a fixed line at home. They save 17,50 euro subscription fee and also benefit from improved user comfort.

■ New offer portfolio

Abandoning the traditional segmentation between prepaid and postpaid customers, Mobistar segmented its offers into four categories corresponding to different user profiles: *MyComfort* (mostly calling and sending SMS), *Music* (free SMS and music), *Friends* (call for hours with your friends), *MyTime* (call with everyone). This new portfolio of offers was implemented in September 2007. Specific options, such as AtHome (including ADSL Connect), Family (including ADSL Voice) or some internet options continue to be reserved for postpaid customers.

Revised internet offers

Mobistar aims to increase revenue linked to mobile data communication: the revamped Orange World portal, mobile internet or even mobile TV result in the use of GSM for applications other than classical voice traffic and encourage wireless Internet access or as an occasional alternative to ADSL.

A full range of internet solutions which do not require a subscription to the historical operator was developed by Mobistar. Alongside the classic ADSL Connect offer, Mobistar launched ADSL Voice in September 2007: this offer gives access to high speed internet (4 Mbps) and fixed telephony via Voice over IP (VoIP) technology. And in November 2007, Mobistar launched Internet Everywhere. It is the first mobile internet solution for a regular use by people who are mostly on the road or not at home, such as sales people, students, ...

Secure payment by GSM

Banksys and the three national telephone operators joined forces in May 2007 to launch a secure payment system by GSM. This service is available to any Bancontact-MisterCash cardholder via a GSM operating on the Mobistar, Base or Proximus network. Mobistar's customers who wish to pay by GSM must have a SIM card with m-banxafe technology, available in all Mobistar Centers.

Saving contacts

Mobistar is the first operator to launch ContactSave in Belgium. This innovative service was developed by Gemalto, the worldwide leader in digital security and supplier of Mobistar SIM cards since 1996. It enables all contacts on the SIM card to be saved onto a dedicated server for this purpose. As a result of the new 128k SIM card, which is available free of charge in all Mobistar Centers, Mobistar prepaid and postpaid customers can accordingly save and retrieve their contacts in the event of loss or theft of their mobile telephone.

Best roaming terms

■ Reduced rates

On 1 February 2007, Mobistar aligned its Tempo roaming rates with the postpaid package rates, resulting in a 40 % reduction for incoming calls, outgoing calls and SMS sent.

Another rate-related benefit results from the fact that Mobistar divided the world into five regions, with one fixed rate per region, irrespective of the operator used by the customer when calling abroad.

In September 2007, the roaming tariffs in the European Union have again been modified. Calls from a European country are charged with a maximum price of 49 cents per minute.

■ Controlling roaming costs

Mobistar has developed its Voice Mail platform so that unanswered calls are not diverted abroad, but are immediately transferred in Belgium, which represents a financial saving for the user. As a result of the Free Voice Mail Deposit, receiving vocal messages abroad is now free. Mobistar's customers can chose whether to reply to incoming calls abroad or redirect the call for no charge to their voice mail.

Other adaptations to the technical platform have resulted in the possibility of offering users, throughout the world, the same user comfort and personalised assistance as available in Belgium.





Mobistar Business Solutions

For professional users, Mobistar wants to offer convergent solutions based on a mobile-centric vision. By doing so, Mobistar replies to the heightened needs of companies with regard to mobility. New innovative and competitive products have been added to support this strategy.

Tailor-made convergent services

■ Mobistar One Office Voice Pack

In May 2007, Mobistar launched the first convergent fixed-mobile offer on the professional market: One Office Voice Pack. As a result of this solution, the rate per minute is more advantageous, internal communication costs are free of charge for the company from fixed lines to mobile phones, in the same way as call transfers from the fixed line to the mobile of each user. One Office Voice Pack has been very successful with existing customers and new customers. In addition to its flexibility of use, it allows the budget to be controlled and facilitates administrative management (only one fixed-mobile invoice).

■ Mobistar Wirefree Office

Among the tailor-made services offered in the scope of One Office Voice Pack, Mobistar has implemented the Wirefree Office option, which targets employees who are moving frequently within the company as a priority. Wirefree Office enables the user to call all Belgian fixed lines from his/her GSM and within his company (up to 40 hours per month) at a preferential fixed monthly rate.

Additional options are reserved for small and medium-sized enterprises and the SoHo (Small office - Home office) market. An example is Invoice Split, which fixes a maximum amount of communications per user, where any surcharges are paid by the user.



■ Connect Mail/Mail&Surf

Connect Mail/Mail&Surf is a solution developed by Mobistar enabling wireless access to e-mail and the internet. This is advantageous for companies which do not have their own e-mail server as it enables e-mails to be automatically downloaded or where necessary, attachments to be downloaded and edited using the mobile phone without being connected, e-mails to be sent at any time, as well as meetings and contacts to be synchronised. This speedy and efficient solution, which is accessible by a large range of telephones, also can access Orange World.

■ Mobistar Internet Everywhere

Mobistar is gradually moving towards complete voice and data traffic convergence for its professional customers. Amongst other innovations, we highlight Internet Everywhere, an EDGE/HSDPA offer launched in November 2007. This extra connection whose use is paid for on a daily basis (1 euro per day on the internet, with a monthly subscription of 5 euro) targets SoHo customers as a priority, who travel regularly. Internet Everywhere is a typical example of professional products aimed at meeting the specific needs of self-employed workers and the liberal professions, which Mobistar pays particular attention to.

Key accounts' trust

As a result of the consolidation of its commercial team dedicated to key accounts and the optimisation of its sales channels, which have become specialists in convergence, Mobistar continued its growth strategy in 2007 with large companies and institutions with regard to mobile and fixed telephony.

■ The Belgian Railways have extended their collaboration

In June 2007, Mobistar renewed its agreement with the Belgian Railways (SNCB/NMBS) for three years. This concerns the activation of cards for voice traffic and data communication, the activation of fixed telephone applications and the activation of permanent lines for data transfers. At the end of 2007, 19,550 SIM cards were activated for SNCB. The specific applications developed by Mobistar are intended to optimise security, train punctuality and the service quality provided to travellers. The operator has the necessary expertise to continue developing this growing area of activity

■ New agreement with the Flemish Community

In July 2007, a large-scale agreement was entered into with the Flemish Community for fixed and mobile telephony. As regards mobile telephony, this agreement includes the extension of the fleet and added-value services focused on managing call costs. The fixed telephony section includes the connection to several buildings of the Flemish government – large sites and smaller local offices – and porting several 0800 type numbers.

Leader on the MaTMa market

Mobility also relates to machines, which need to remain connected, generally referred to as MaTMa (Machine-To-Machine), which recorded more than 35 % growth in 2007. The threshold of 85,000 cards installed was exceeded, confirming Mobistar's leadership on this market segment. Many applications of this type of technology exist and are constantly growing. The year 2007 was marked by strong growth in demand, first, for mobile payment terminals and, second, by the breakthrough of applications enabling vehicles, lorries and other automotive equipment to be monitored.

A new B2B website

The website aimed at the business market (http://business.mobistar.be) was completely revamped in 2007 and now offers more functionalities. As a result of its online catalogue, Mobistar acts as an advisor for mobile telephone purchases, taking into account the user's profile and specific needs.

Network and operations

Mobistar has continued its strategic partnership with different technology partners in view to offer mobile high technology and optimal services to its customers, whilst controlling costs.
The simplification and rationalisation of the network and the IT architecture directed the technical department's strategy in 2007.





On-going improvement in the high speed offer

Mobistar has continued the deployment of its HSDPA (3G+) network in 2007. The transition to a faster HSDPA network, started in Brussels in January 2008, marks an important stage in the implementation of the HSUPA (High Speed Uplink Packet Access), an upgraded 3G version, which opens the way to high speed wireless internet.

Mobistar has also ensured the optimisation of deep-indoor cover for its 2G network. This network had a total of 3201 base stations at the end of 2007 and now covers 99,90 % of the population.

Unlimited capacity network

■ Gradual migration to Next Generation Network architecture

The agreement signed at the end of 2006 with the Chinese company Huawei took shape in 2007, involving the first stages of the change in configuration of the network core. Mobistar started the renewal of its MSC (Mobile Switching Centre) infrastructure, which will be reduced from ten to two units: Huawei's first MSC unit was set up at the Bordet site in Brussels during summer 2007. The second unit will be operational in Antwerp (Titan site) in the course of 2008.

The implantation of a network core for the new generation (NGN architecture, Next Generation Network) supports the high increase in traffic on the 2G/3G networks, whilst ensuring better cost control. This migration is being carried out in several stages with the objective of a complete network changeover in 2008.

■ Outsourcing at Ericsson

Mobistar has selected Ericsson to manage its entire technical network. This five-year agreement covers daily management, supervision and deployment of the infrastructures required for the network core, service platforms and access equipment (transmission and relay stations).

■ Renewal and extension of the network architecture

In 2007, Mobistar continued the renewal of its service platforms: in particular, the performance of the prepaid platform and the SMS management platform has highly improved.

Mobistar has also developed its STP servers (interface between Mobistar and the outside world for incoming and outgoing traffic) to enable the integration of TCP/IP protocols. It is a key stage in Mobistar's network migration plan to complete IP

Entirely renovated IT architecture

■ Launch of a three-year modernisation plan

Mobistar launched a three-year plan in 2007 to renew its IT architecture with the main objectives of increasing the efficiency of the IT architecture and reducing maintenance costs. The agreement entered into with Interxion for hosting Mobistar's data centres marks the first important decision in the scope of this plan. It must mainly enable a 20 % reduction in the number of servers used by the operator and substantial cost-savings, in particular with regard to the space used.

The first of Mobistar's two data centres will be transferred to Zaventem at the beginning of 2008. The location of the second has not yet been decided.

■ Implementation of the VoIP platform

The implementation of the VoIP platform (Voice-over-IP), which represented a real technical challenge, enabled Mobistar to propose its first commercial offer (ADSL Voice) in September 2007.

■ Improvement of the performance of Mobistar's portal

Furthermore, the technical department actively worked together with the marketing department with a view to improving the performance of Mobistar's portal. It also worked with the financial department in order to significantly reduce access times to statistical data and increase invoicing turnaround times.

■ Outsourcing of IT support activities

Mobistar launched a call for tenders at the end of 2007 in the scope of the outsourcing of its IT support activities (applications development and server management). This operation forms part of its partnership rationalisation policy. The final selection of the partner shall be made in 2008.

Human resources





Given a competitive framework where change is constant, Mobistar intends to stand out as an innovative employer, which stimulates the strength of its human resources. Internal mobility and each team member's personal development are the key points of Mobistar's human resources policy.

Proactive management tools

■ Job classification

In the first quarter of 2007, the HR department completed drawing up the new job classification launched during the previous year. It now has a coherent vision of the company's jobs and profiles. This classification facilitates the recruitment process and ensures better internal mobility, whilst being closer to the market. It also enables human resources to be constantly adapted.

■ Personal development

A new skills map was drawn up in 2007. This new overview is based on IT developments introduced in 2006. The results of the line managers' six-monthly appraisals of their team members are encoded in a central database. The tool enables extremely precise management of team members' personal development plans according to the company's requirements.

■ Process efficiency

New applications are being developed relating to human resources. They are intended to facilitate line managers' work and improve process efficiency. Data management is becoming increasingly important since it enables proactive management of the skills offer and demand.



Successful outsourcing

The outsourcing of Mobistar's technical management and network management was completed in May 2007. This skills transfer affected approximately 150 Mobistar team members, who were taken over by Ericsson. Mobistar achieved a number of expected savings. As regards the transferred members of staff, who maintained their employee benefits, the majority of them state that they are satisfied as they have better development perspectives in their new environment.

Mobistar plans that the company's organisation will change further in the future with the objective of adapting the structures to changes in the telecommunications sector.

Mobility and new premises

Mobistar launched a pilot home working project in 2007 in the commercial division. The experience will gradually be extended to the whole company.

Moreover, it was decided in 2007 that Mobistar would leave its current premises at Boulevard Auguste Reyers and Rue Colonel Bourg to move to the Da Vinci park, Rue du Bourget in Evere (Brussels) in 2009. The new location will enable all members of staff to be based at one site and will accordingly increase efficiency.

Changes in the Executive Committee

Since 1 October 2007, Anne Cambier, Chief Procurement and Process Officer, is in charge of procurement, supply chain and process optimisation activities and Mobistar's internal organisation. Anne Cambier previously worked for eight years in the Commercial Department, where she held various positions covering programme management, business engineering and distribution strategy.

Chris Van Roey, Chief Communication Officer, left Mobistar on 1 October 2007. He has not been replaced in the Executive Committee. In order to operate more efficiently and closer to the market, it was decided to incorporate the commercial communication activities and brand management in the marketing department. Press Relations, Events, Corporate Social Responsibility and Internal Communication were categorised at Corporate Strategy & Communication.

On 6 December 2007, Mobistar's Board of Directors decided to appoint Benoit Scheen as CEO of the company with effect from 1 January 2008. He replaced Bernard Moschéni, who left the company at the end of 2007. Benoit Scheen started his career at Mobistar in November 2005 as Chief Commercial Officer and member of the Executive Committee. He is responsible for all commercial and customer-focused activities in the company.

Corporate social responsibility



Mobistar seeks to be a responsible player in Belgian society, whilst remaining coherent with its corporate image and objects. It continued its social commitment focused on autism.

Mobilising projects

■ Participate!

The meeting between Mobistar, seven autism diagnosis centers and two major associations for parents concerned by this problem (Vlaamse Vereniging voor Autisme and Association des Parents pour l'Epanouissement des Personnes Autistes) resulted in the creation of a unique national project. This project is aimed at improving the quality of life of autistic persons and their families through the development of information and awareness tools. Mobistar contributed approximately 300,000 euro in 2007.

Asbl Participate!, located in Mobistar's premises, organises this initiative. In 2007, it hired experienced psychologists, who were assigned temporarily from the University of Ghent and the University of Mons. They drew up the first module of the website www.participate-autism.be, which seeks to be a reference for all persons looking for quality information on autism. This website initially replies to three types of questions: what is autism, how to live with autism and how to gain a better understanding of the diagnosis? The responses in understandable terms have been approved by a scientific committee supporting this project. The website has been made more dynamic by a series of videos showing the daily life of the families, by means of accounts given by parents together with experts' opinion.

This initial module was put on line in July 2007. It shall be followed by two others: the first module will be focused on recommended development strategies to encourage the child's independence and the second module will form a practical guide intended for the autistic person's entourage.

Parents involved in this project, scientists and Mobistar's team members have been invited to assess the new website. It was globally given a very good rating. The navigation has been further improved and the wording has been refined.

■ Membership of Business & Society Belgium

In 2007, Mobistar became a member of asbl Business & Society Belgium, a network of companies and associations wishing to incorporate corporate social responsibility into their management and their activities.

■ Participation in Orange's projects

In addition to its own initiatives with regard to corporate social responsibility, Mobistar is also involved in projects linked to the Orange Group's corporate social responsibility. In particular, it participated in a seminar on this commitment, preparing the annual report on corporate social responsibility and the "Caring for the Future" operation.







Management and control

The Board of Directors

Jan Steyaert	Chairman
Bernard Moschéni (1)(2)	Director
Christina von Wackerbarth (3)	Independent director
Sparaxis (3)(4)	Independent director
Eric Dekeuleneer (3)	Independent director
Philippe Delaunois (3)	Independent director
Bertrand du Boucher (1)(7)	Director
Olaf Swantee (1)(8)	Director
Brigitte Bourgoin (1)	Director
Vincent Brunet (1)(6)	Director
Gervais Pellissier (1)(9)	Director
Wirefree Services Belgium (1)(5)	Director

Executive Committee



Bernard Moschéni (10)
Chief Executive Officer



Paul-Marie Dessart
General Secretary



Erick Cuvelier
Chief Marketing Officer



Olivier Ysewijn
Chief Strategy Officer

(1) Directors representing the majority shareholder (Wirefree Services Belgium).
(2) Director responsible for day-to-day management.
(3) The independent directors have signed a declaration stating that they will observe the independence criteria set out in article 524 §4 of the Companies Code.
(4) The company Sparaxis is linked to SRIW (Société Régionale d'Investissement de Wallonie) and is represented by Mr Eric Bauche (Advisor Executive Committee at SRIW).
(5) The company Wirefree Services Belgium is represented by Mr Aldo Cardoso (independent director of Orange SA).
(6) Mr Vincent Brunet has been appointed by the General Meeting of 2 May 2007 (he had been co-opted by the Board of Directors of 6 February 2007).

The Audit Committee

Eric Dekeuleneer	Chairman
Philippe Delaunois	
Bertrand du Boucher	
Gervais Pellissier	
Sparaxis	

The Strategic Committee

Jan Steyaert	Chairman
Brigitte Bourgoin	
Bertrand du Boucher	
Philippe Delaunois	
Sparaxis	

The Remuneration and Nomination Committee

Olaf Swantee	Chairman
Jan Steyaert	
Erik Dekeuleneer	
Philippe Delaunois	

The Governance Supervisory Committee

Eric Dekeuleneer	Chairman
Jan Steyaert	
Brigitte Bourgoin	
Wirefree Services Belgium (5)	



Benoit Scheen (11)
Chief Commercial Officer



Bernard Buyat (12)
Chief Technology Officer



Werner De Laet
Chief Financial Officer



Anne Cambier
Chief Procurement & Processes Officer

(7) Mr Bertrand du Boucher has been appointed by the General Meeting of 2 May 2007 (he had been co-opted by the Board of Directors of 9 March 2007).
(8) Mr Olaf Swantee has been co-opted by the Board of Directors of 23 October 2007.
(9) Mr Gervais Pellissier has been co-opted by the Board of Directors of 6 December 2007.
10) Bernard Moschéni has been Chief Executive Officer until 31 December 2007.
Chris Van Roey has been Chief Communication Officer until 1 October 2007. He has not been replaced in the Executive Committee.
(11) Since 1 January 2008, Benoit Scheen has been appointed Chief Executive Officer.
(12) Since 1 January 2008, Pascal Koster has been appointed Chief Technology Officer and member of Mobistar's Executive Committee.

Share information

Throughout 2007, Mobistar's share did not perform as well as the whole telecommunications sector in Europe but performed better than the BEL20, whose index fell by 5.9 % over the year. The acquisition of the Luxembourgian mobile telephone operator, VOXmobile, on 22 May 2007, saw a slight increase in the share price.



European context

In 2007, the stock exchanges showed higher volatility than during previous years. The share recorded significant gains during the first six months, but the impact of the subprime crisis (high-risk mortgage credits) in the United States drove investors to reduce their portfolio risk.

Investors have also questioned the impact of European regulations on roaming and the increase in competition resulting from the arrival of new players (MVNO) in the sector. Given these circumstances, the return on telecommunications shares in Europe was relatively low compared to other sectors during the first half of 2007.

As from August, right in the middle of the subprime crisis, shares in the telecommunications sector nevertheless increased since investors started to overweight these shares in their portfolios, attracted by their high returns, stable cash flow forecasts and healthy balance sheet structures.

As a result, the Dow Jones EURO STOXX Telecom index increased by 16.7 % in 2007, whereas the EURO STOXX 50 index closed down 0.4 % at the end of the year.

Changes in Mobistar's share price performance

Until mid-April 2007, Mobistar's share price performance fell in line with the trend of MSCI Europe Telecom index. However, in the second half of the year, the concrete effects of the European Commission's decision relating to roaming had a negative impact on the share price performance. This situation is a result of the fact that the impact of roaming on Mobistar's returns is higher than the European average. The same applies with regard to the decrease of the mobile terminating rates imposed on the three national operators.

Mobistar's share price slightly increased following the announcement of the acquisition of the Luxembourgian mobile telephone operator VOXmobile on 22 May 2007. However, the final decision on retail and wholesale roaming rates as well as the consolidation movement on the Belgian market, pushed the share price downwards and an average price of 56.07 euro was recorded on 16 August 2007.
From this point onwards, Mobistar has completely followed the upward trend of telecommunications shares, closing with a share price of 62.25 euro at the end of the year as a result of its high-return profile, practically zero debt and stable cash flow forecasts.

Therefore, throughout 2007, Mobistar's share did not perform as well as the whole telecommunications sector in Europe, showing 3.7 % annual sub-performance but they performed better than the BEL20, whose index fell by 5.9 % over the year.

If the payment of the ordinary dividend of 2.7 euro and the exceptional dividend of 1.8 euro are taken into account, the return on Mobistar's share price was nevertheless positive (+2.2 % after tax), whereas the return on the BEL20 index was negative (-3.9 % over the year).



Shareholding structure

In February 2007, Belgacom decided to sell its remaining shares in Mobistar. When the historical operator acquired the Telindus Group, it specified that the latter's holding in Mobistar was not a strategic asset. The 2,274,043 Mobistar shares held were sold at a price of 65 euro per share, for a total amount of 147,812,795 euro. This sale resulted in an increase of the free float, which rose to 49.83 % for shares in circulation.

The exercise of options by Mobistar employees slightly increased the total number of shares from 63,289,921 at the end of 2006 to 63,291,752 at the end of 2007. Based on a share price of 62.25 euro, the market capitalisation amounted to 3,939 million euro on 31 December 2007. During the previous year, almost 70 million shares were traded (a 47 % increase compared to 2006), which corresponds to 2.2 times the free float. Slightly more than 271,000 Mobistar shares were traded daily on Euronext.

Shareholder remuneration

Mobistar's Board of Directors proposes a total cash return of about 600 million euro to its shareholders. This payout would comprise an ordinary gross dividend of 2.80 euro per share (payable as from 14 May 2008), a reduction in capital of 4 euro per share (payable as from 6 August 2008), and a buy-back of own shares during 2008 for the purpose of their destruction, amounting to a maximum of 175 million euro. The ordinary dividend, the reduction in capital and the renewal of authorisation for buying back shares will be submitted for the approval of the General Shareholders' Meeting on 7 May 2008.

Annual report 2007

Mobistar places great emphasis on good governance and confirms its intention to comply with the *Code Belge de Gouvernance d'Entreprise* (Belgian Corporate Governance Code). In this frame, Mobistar has published the third version of its Corporate Governance Charter on the Company's website on 9 November 2007.

The Company considers that its Corporate Governance Charter and this Corporate Governance section reflect both the spirit and the letter of the *Code Belge de Gouvernance d'Entreprise*.

In the Corporate Governance Charter, the Company explains that, for the sake of clarity and consistency with Belgian law, it has decided not to depart from the legal definition of independent director set out in article 524 of the Companies Code. The Company has therefore decided not to refer to the definition of "independent director" as set out in the *Code Belge de Gouvernance d'Entreprise* (section 2.3). The Company reserves a possibility to launch share plans in the beginning of the year and to submit them to the General Meeting a posteriori. Apart from this, there is no inconsistency with the Code.

Mobistar wants to encourage and facilitate the participation of shareholders at the Annual General Meeting. To that end, it has decided to use for the fourth time the registration date procedure that spares shareholders from obligation to have their shares blocked for several days (and this will be combined with the "traditional" deposit procedure).

1. Composition of the Board of Directors

The Board of Directors consists of a maximum of 18 directors pursuant to article 13 of the Articles of Association.

As at 31 December 2007, the Board consisted of 12 members, of whom 4 were independent directors. No age limit is imposed for being a member of the Board.

Name	Function	Main function	Age	Nationality	End of mandate
Jan Steyaert	Chairman of the Board	Company director	62	Belgian	2008
Bernard Moschéni [1][2]	Managing Director	Managing Director Mobistar	55	French	2008
Sparaxis [3][4]	Independent Director				2008
Eric Dekeuleneer [3]	Independent Director	CEO Credibe CEO University Foundation	55	Belgian	2008
Philippe Delaunois [3]	Independent Director	Company director	66	Belgian	2008
Christina von Wackerbarth [3]	Independent Director	Company director	53	Belgian	2008
Vincent Brunet [1][6]	Director	VP Performance Support (FT)	44	French	2008
Olaf Swantee [1][8]	Director	EVP Europe & Middle-East (FT)	41	Dutch	2008
Brigitte Bourgoin [1]	Director	EVP Personal (FT)	54	French	2008
Bertrand du Boucher [1][7]	Director	VP Finance (FT)	54	French	2008
Gervais Pellissier [1][9]	Director	CFO (FT)	48	French	2008
Wirefree Services Belgium [1][5]	Director				2008

(1) Directors representing the majority shareholder (Wirefree Services Belgium).
(2) Director responsible for day-to day management.
(3) The independent directors have signed a declaration stating that they meet the independence criteria set out in article 524 §4 of the Companies Code.
(4) The company Sparaxis is linked to SRIW (Société Régionale d'Investissement de Wallonie) and is represented by Mr Eric Bauche (Advisor Executive Committee at SRIW).
(5) The company Wirefree Services Belgium is represented by Mr Aldo Cardoso (independent director of Orange SA).
(6) Mr Vincent Brunet has been appointed by the General Meeting of 2 May 2007 (he had been co-opted by the Board of Directors of 6 February 2007).
(7) Mr Bertrand du Boucher has been appointed by the General Meeting of 2 May 2007 (he had been co-opted by the Board of Directors of 9 March 2007).
(8) Mr Olaf Swantee has been co-opted by the Board of Directors of 23 October 2007.
(9) Mr Gervais Pellissier has been co-opted by the Board of Directors of 6 December 2007.

Presentation of the directors appointed in 2007

Olaf Swantee, *Executive Vice-President, France Télécom*

Olaf Swantee is a member of the France Télécom group executive committee. He is responsible for mobile telephony activities and for the financial and operational performance of the France Télécom group in the United Kingdom and in the Europe and Middle-East region (EME). Previously Vice-President of Hewlett-Packard (HP) and Assistant Director of corporate and software sales in Europe, the Middle-East and Africa, Olaf Swantee has contributed to making HP one of the world leaders in the IT industry.
With 17 years of experience in information technologies, he has occupied positions of responsibility in sales and marketing at Compaq and Digital Equipment Corporation, in Europe and the United States. Working at the national, European and international levels, he has significantly contributed to the world-wide business development of these companies in mature markets. Born in the Netherlands in 1966, Olaf Swantee has a degree in Economics and a European MBA obtained in 1989 at the EAP (Ecole Européenne des Affaires - Paris).

Bertrand du Boucher, *Vice-President Finance & Strategy Europe & Middle-East, France Télécom*

A consultant in the information technologies sector since 1979, Bertrand du Boucher joined the France Télécom group in 1994. He held the position of Director – Information Technologies (France Télécom Mobile Services) until 1998 when he headed up the information technologies department of FTMI, the holding company created to develop mobile telephony activities outside France. Chief Financial Officer of Orange International for seven years, he is since September 2007 Vice-President Finance & Strategy within the Europe & Middle-East division of the France Télécom group. Bertrand du Boucher is a graduate of the "Institut Supérieur du Commerce de Paris".

Vincent Brunet, *Vice-President, Performance Support, Line of Business Personal, France Télécom*

Since 1988, Vincent Brunet has held various positions, both operational and strategic, in the telecommunications sector in an international environment (Europe, Middle-East, Asia). Since 2007, he is in charge of performance support for the mobile telephony activities of the subsidiaries of the France Télécom group in the Europe and Middle-East region (EME). He holds an engineering degree from the "Ecole Supérieure d'Electricité de Paris" (1987) and a MBA (HEC, Paris, 1997).

Gervais Pellissier, *Executive Director, Group Finance and Spain, France Télécom*

Gervais Pellissier is the member of France Télécom's Executive Committee responsible for Finance. In October 2005, he joined France Télécom as mission head responsible for the integration of the France Télécom units in Spain and for strategy for geographic integration within the group. Gervais Pellissier was previously Managing Director, and Executive Vice President of the Bull Group, a group in which he held various positions between 1983 and 2005, notably Chief Financial Officer (1998 to 2000) and Deputy Managing Director (2000 to 2004). He has a degree in Business Law (University of Paris XI) and is a graduate of HEC (International Management – joint program with the Universities of Berkeley and Cologne).

For the 2007 financial year, independent directors will receive a fixed fee of EUR 30,000 as well as an additional fee of EUR 2,000 for each statutory or ad-hoc committee meeting in which they participate. The Chairman of the Board will receive a set remuneration/fee of EUR 60,000 as well as an additional fee of EUR 2,000 per meeting of a Board committee of which he is a member. Other directors' mandates will be carried out free of charge.

There are agreements and/or invoicing arrangements between the various companies within the France Télécom group and the Company, relating to services provided by staff members of companies within the France Télécom group in favour of the Company. Likewise, the services provided by the Company to the benefit of the group are also invoiced. These agreements and invoicing schemes are reviewed by the Audit Committee of the Company.

2. The operation of the Board of Directors

The Board is required to meet at least six times a year. The main subjects discussed by the Board in 2007 were:

- Company strategy;
- Company budget and finance;
- the operational and financial position;
- the major projects and the technical developments;
- the cost structure;
- the development of the regulatory framework.

Prior to the Board meetings, the Company's management systematically provides Board members with files containing all the detailed information required for discussion and decision-making in relation to the matters listed in the agenda (the main ones of which are itemised here above).

The Company's Articles provide that resolutions of the Board of Directors are passed by a majority of votes taken.

The Board of Directors met 8 times in the course of 2007.

Attendance by Board members at meetings of the Board of Directors

Directors	6 February	9 March	18 April	7 May	25 June	23 October	6 November	6 December
Sanjiv Ahuja	present	apologies	present	apologies	apologies	apologies	/	/
Sparaxis	present	present	present	present	present	present	present	present
Brigitte Bourgoin	present	present	present	present	present	present	represented	present
Wirefree Services Belgium	present	apologies	present	present	present	present	apologies	represented
Eric Dekeuleneer	present	present	present	present	present	present	present	present
Philippe Delaunois	present	present	present	apologies	present	present	present	present
Tim Lowry	present	apologies	/	/	/	/	/	/
Bernard Moschéni	present	present	present	present	present	present	present	present
Michel Poirier	present	present	apologies	present	present	present	present	/
Jan Steyaert	present	present	present	present	present	present	present	present
Christina von Wackerbarth	present	present	represented	present	present	present	present	present
Bernard Ghillebaert	apologies	/	/	/	/	/	/	/
Vincent Brunet	/	/	present	present	present	present	present	present
Bertrand du Boucher	present	present	present	present	present	present	present	present
Olaf Swantee	/	/	/	/	/	present	present	present
Gervais Pellissier	/	/	/	/	/	/	/	apologies

3. Committees formed by the Board of Directors

The Board of Directors has set up three statutory committees (the Audit Committee, the Remuneration and Nomination Committee and the Executive Committee), as well as a non-statutory committee (the Governance Supervisory Committee).

The Audit Committee

The Audit Committee consisted of 5 Board members during 2007: Messrs Eric Dekeuleneer (Chairman), Philippe Delaunois, Tim Lowry, Michel Poirier and the Company Sparaxis (represented by Mr Eric Bauche). On 6 February 2007, the Board of Directors decided to replace Mr Tim Lowry by Mr Bertrand du Boucher.

The mission of the Audit Committee is to assist the Board of Directors in carrying out its duties with regard to the integrity of the Company's financial information and, in particular, supervision of financial reports, internal audits, external audits and the financial relationship between the Company and its shareholders. The Audit Committee met 5 times in the course of 2007.

Attendance by members at meetings of the Audit Committee

Directors	5 February	17 April	19 July	18 October	28 Novembre
Sparaxis	present	present	present	present	present
Eric Dekeuleneer	present	present	present	present	present
Philippe Delaunois	present	present	present	present	present
Tim Lowry	present	/	/	/	/
Michel Poirier	present	apologies	present	present	present
Bertrand du Boucher	/	present	present	present	apologies

The main topics discussed by the Audit Committee in 2007 were:

- financial reporting;
- the statutory audit;
- internal audit missions and organisation/structure;
- relationships with linked parties;
- accounting norms;
- the Sarbanes Oxley procedures;
- Company financing;
- taxation.

The Remuneration and Nomination Committee

In 2007, the Remuneration and Nomination Committee consisted of 4 directors: Ms Brigitte Bourgoin (President), Messrs Jan Steyaert, Eric Dekeuleneer and Philippe Delaunois. On 6 December 2007, the Board of Directors decided to replace Ms Brigitte Bourgoin by Mr Olaf Swantee.

The mission of the Remuneration and Nomination Committee is to assist the Board of Directors in setting the remuneration of the Company's senior management as well as assist the Board of Directors in relation to nominations for, or re-election of, members of the Board of Directors.

The Remuneration and Nomination Committee met 6 times in the course of 2007.

Attendance by members at meetings of the Remuneration and Nomination Committee

Directors	6 February	9 March	23 March	31 July	23 October	6 December
Brigitte Bourgoin	present	present	present	present	present	/
Eric Dekeuleneer	present	present	present	present	present	present
Philippe Delaunois	present	present	apologies	present	present	apologies
Jan Steyaert	present	present	present	present	present	present
Olaf Swantee	/	/	/	/	/	present

In 2007, the Remuneration and Nomination Committee examined the remuneration of members of the Executive Committee and the remuneration policy of the company. The Remuneration and Nomination Committee has also guided the process of the nomination of new directors and the selection of the new CEO of the Company.

The Strategic Committee

The Strategic Committee is charged with assisting the board in defining and evaluating the strategy of the Company.

In the course of 2007, the Strategic Committee consisted of 5 directors: Mr Jan Steyaert (Chairman), Ms Brigitte Bourgoin, Messrs Tim Lowry and Philippe Delaunois as well as the Company Sparaxis (represented by Mr Eric Bauche). After his resignation on 6 February 2007, Mr Tim Lowry was replaced by Mr Vincent Brunet.

The Strategic Committee met 2 times in the course of 2007.

Attendance by members at meetings of the Strategic Committee

Directors	16 January	23 May
Brigitte Bourgoin	present	present
Tim Lowry	present	/
Vincent Brunet	/	present
Philippe Delaunois	present	apologies
Jan Steyaert	present	present
Sparaxis	present	apologies

In 2007, the Strategic Committee dealt in particular with the following matters:

- the Company's results;
- development and Company outlook;
- convergence and new technologies;
- new investments;
- the replacement of equipment;
- progress of the UMTS project.

The Governance Supervisory Committee

The Governance Supervisory Committee is an ad hoc committee set up end of December 2004, following the publication of the new *Code de Gouvernance d'Entreprise*, in order to monitor developments in relation to corporate governance and to ensure their implementation at Mobistar.

This committee consisted of 4 directors in 2007: Messrs Eric Dekeuleneer (Chairman), Jan Steyaert, Ms Brigitte Bourgoin (replacing Mr Tim Lowry since 6 February 2007) and the Company Wirefree Services Belgium (represented by Mr Aldo Cardoso).

The Governance Supervisory Committee did not convene in the course of 2007.

4. The remuneration of directors

As required by the Belgian *Code de Gouvernance d'Entreprise*, the Company has decided to publish the remuneration of the Managing Director and the (global) remuneration of the Executive Committee.

Managing Director

• basic remuneration (gross annual salary):	EUR 367,698
• variable remuneration (at target):	EUR 297,835
• other elements of remuneration:	
- fees specific to the employer:	EUR 6,156
- insurance:	EUR 152,177
- other:	EUR 117,606

Executive Committee (except for the Managing Director)

On a global basis:

• basic remuneration (gross annual salary):	EUR 1,205,701
• variable remuneration (at target):	EUR 637,317
• other elements of remuneration:	
- fees specific to the employer:	EUR 37,464
- insurance:	EUR 227,436
- other:	EUR 92,019

Neither the Managing Director nor the members of the Executive Committee have received warrants or stock options in the course of 2007.

5. Day-to-day management

Mr Bernard Moschéni was appointed director on 26 July 2004 and has occupied the position of Managing Director since 1 October 2004. He has been replaced in his position of Managing Director by Mr Benoit Scheen since 1 January 2008.

Following the meeting on 24 July 2003, the Board decided not to take advantage of a possibility under the law and the Articles to delegate certain powers to a management committee.

In order to assist the Managing Director in the exercise of his day-to-day management responsibilities, a committee ("Executive Committee") meets in principle on a weekly basis. With the exception of the Managing Director, each member of the Executive Committee heads a department within the organisation.

The following are members of the Executive Committee:
Bernard Moschéni (Chief Executive Officer)
Bernard Buyat (Chief Technology Officer)
Erick Cuvelier (Chief Marketing Officer)
Paul-Marie Dessart (Secretary General)
Benoit Scheen (Chief Commercial Officer)
Chris Van Roey (Chief Communication Officer) till 30 September 2007
Werner De Laet (Chief Financial Officer)
Olivier Ysewijn (Chief Strategy Officer)
Anne Cambier (Chief Procurement and Process Officer) since 1 October 2007

Members of the Executive Committee are considered as members of the executive management for the purposes of the Belgian Code de Gouvernance d'Entreprise.

The members of the Executive Committee perform their duties on the basis of employment contract signed with the Company. No notice period is agreed upon between the Company and the members of the Executive Committee.

6. Surplus allocation policy

The Company confirms that it intends to follow an attractive dividends policy while taking into account financial and legal constraints.

In this context, article 617 of the Companies Code is relevant. Specifically, it provides that *"no distribution may be made when, at closing of the previous financial year, net assets shown in the annual accounts are, or would become following such a distribution, less than the total paid-up capital or, if higher, called-up capital, plus all reserves that the law or the Articles do not allow to be distributed"*. Apart from this provision, the Company is not subject to any restrictions with regard to its distribution policy.

7. Contractual relationships with directors and managers

Conclusion of any contract or transaction between a Board member or a member of the executive management and the Company is subject to the prior approval of the Board after the Audit Committee has been informed and consulted. Such a contract or transaction must be concluded at arm's length under the market conditions prevailing at the time. Prior approval of the Board is required even where article 523 of the Companies Code is not applicable to the foreseen transaction or contract. However, services provided by the Company within the general framework of its activities under normal market conditions (i.e. a normal "customer" relationship) are not subject to such prior approval.

8. Transactions involving Company securities

The Board has drafted a set of rules relating to transactions involving shares or other financial instruments issued by the Company and effected by Board members, members of the executive management and other specified individuals on their own account ("Code of Conduct").

The Board has appointed a *Compliance Officer* who ensures that the individuals referred to above apply these rules. Currently, Mr Paul-Marie Dessart has the role of *Compliance Officer*.

If a Board member or a member of the executive management intends to acquire or assign financial instruments (whether directly or indirectly), he must inform the *Compliance Officer* in writing at least three working days prior to the foreseen transaction and in any event prior to completing the transaction. The concerned individual must confirm without delay that he or she does not possess any privileged information.

If the transaction proceeds, the Board member or member of the executive management must inform the *Compliance Officer* immediately in writing and provide him with evidence of the transaction, which must include the number of financial instruments involved, the price and, where applicable, other terms applicable to the said transaction.

As at 31 December 2007, all directors held 31,808,400 shares, as compared to 31,814,606 shares on 31 December 2006. These amounts include shares held by legal entities directors and their permanent representatives. It is necessary to note that out of the total number of shares, 31,753,100 shares are held by Wirefree Services Belgium, the majority shareholder and director of the Company.

All of the members of the Executive Committee (with the exception of the Managing Director who is also a director) held 44,142 shares on 31 December 2007, as compared to 72,754 shares on 31 December 2006.

Details of the share transactions (and securities transactions attached to the shares) is published on the web site of the CBFA (www.cbfa.be).

9. Relations with and between shareholders

Mobistar is not aware of existence of any shareholder agreements or any other agreements between shareholders.

Shareholders' structure as at 31 December 2007

Mobistar' shareholders	Number of shares	Capital Percentage
Wirefree Services Belgium (1)	31,753,100	50.17%
Free float:	31,538,652	49.83%
UBS (2)	*730,369*	*1.16%*
Others	*30,808,283*	*48.67%*
Total number of shares	**63,291,752**	**100%**

(1) Figures based on the transparency declaration of 30 December 2003.

(2) Figures based on the transparency declaration of 7 June 2007.

management report for the 2007 financial year
(consolidated and non-consolidated)

1. Key events 2007

Market developments

Competition remained very intense in 2007, spurred by heightened regulatory pressure on mobile terminating rates and roaming rates. Operators waged an intense commercial battle to win over new customers with increasingly aggressive promotions and increasingly frequent new product launches. The market was also marked by the rise in power of the MVNOs (Mobile Virtual Network Operators).

According to Mobistar's estimates, the mobile telephony market in Belgium grew by 9.6 % in 2007. The market penetration rate is now 99 %, as compared to 90.3 % at the end of 2006[1].

Against this backdrop, Mobistar pursued its strategy of replacing landline with mobile in the residential market and its convergence policy in the business market. With 3,489,859 active customers at the end of 2007, as compared to 3,152,455 at the end of 2006 (+ 10.7 %), Mobistar has maintained its position on the Belgian market, with a market share of 33.1 %. This growth does not include the growth in "Machine-to-Machine" cards, the sales of which increased from 67,328 at the end of 2006 to 84,339 at the end of 2007.

Intense competition and the success in 2006 of the BestDeal package (formula with no obligation for the duration of the subscription) impacted the churn rate (the proportion of customers leaving Mobistar in the course of the year compared with the average customer base) at the beginning of 2007. Over the year, this rate stabilized, however, at 20.7 %, as compared to 19.1 % in 2006. Mobistar remains the only significant beneficiary of number portability, with a net transfer of 29,445 customers.

With an increase of 163,226 customers, the number of postpaid customers reached 54.1 % of the total customer base (MVNOs excluded) at the end of 2007, as compared to 51.4 % at the end of 2006 and 43.6 % at the end of 2005. The proportion of business customers has also grown significantly from 17.3 % to 18.9 %, owing chiefly to the signing of major account contracts and the success of the One Office Voice Pack for the SoHo/Small Business market.

The average traffic per customer continued to grow in 2007, spurred by flat rate offers on Mobistar's own network and the growth of the postpaid customer base.

Evolution of offers and services

In 2007, Mobistar strengthened its segmentation strategy: delineating as much as possible the expectations of each consumer and responding to them with appropriate products and services has been the core of its marketing strategy.

This positioning has resulted in a new personality for the Mobistar brand, which evolved starting in January 2007 to center around the three dimensions of Love, Work, and Play, symbolizing the search for simplicity and participation in a world that is becoming more and more mobile.

In the residential market, Mobistar's substitution strategy has taken form in a new segmentation of the market, characterized by more simplicity and transparency. Through its website for the residential market, which was given a makeover in October 2007, Mobistar also offers its customers the ability to configure the package that best suits their needs. This optimization of the product portfolio has strengthened the synergies between prepaid and postpaid offerings. The launching of TempoMusicMonthly, in April, symbolizes this convergence. The TempoMusic prepaid product, whose success translated into 561,652 customers at the end of 2007, now has a postpaid variant with special benefits.

Particularly innovative offers were launched in 2007 for residential customers: AtHome, launched in March 2007, is the flagship product in Mobistar's strategy of replacing landlines with mobile phones in the residential market. This package offers calls from a mobile phone to landline number in Belgium and abroad at prices lower than those charged for calls between landline phones. Customers no longer need a landline number at home and also benefit from increased convenience. AtHome meets the needs of a residential clientele that increasingly wants to become "all mobile", and has already attracted 67,318 customers.

In the Internet area, Mobistar has distinguished itself by offering a series of packages unlike anything on the market: in September 2007, Mobistar ADSL Voice, offering landline telephony and Internet access via Livebox, and, starting in November 2007, Mobistar Internet Everywhere, a simple package, starting from 1 euro per day, designed especially for those who only use the Internet occasionally or when they are traveling.

The development of mobile data transmission has centered around Orange World, whose portal was renovated to provide a simpler and more user-friendly interface, with personalization based on usage. The number of Orange World users has doubled in one year to reach 282,474 at the end of 2007.

In the business market, Mobistar has refined its positioning as a mobile-based convergence player in order to meet the growing needs of businesses in the area of mobility. New innovative and competitive products have been added to back up this strategy.

---

(1) The 2006 penetration rate is based on population statistics from December 2006 published by the Belgian National Statistics Institute.

One Office Voice Pack, launched in April 2007, combines landline and mobile telephony for the business market. This offering, which is the first true convergence package for the SoHo and small business markets, has the attraction of associating competitive rates with very flexible usage and simplified management. The growth in the number of customers confirms the success of this business strategy: customers numbered 45,297 at the end of 2007.

In the major accounts market, SNCB (the National Railway Company of Belgium) renewed its contract with Mobistar in June 2007 for a period of 3 years. Other contracts were extended, most notably the one with the Flemish Community which was already using Mobistar's mobile telephony services and now also Mobistar's fix telephony services. New contracts were also signed with prestigious partners such as PriceWaterhouseCoopers, Bridgestone, ...

And last but not least, the web site for business customers was completely redone in 2007 with more features. Through its on-line catalogue, Mobistar emphasizes its role as an adviser in the purchase of mobile phones, taking into account the user's profile and specific needs.

The partnership policy was continued in 2007 with agreements put in place with several MVNOs. Mobistar continues to collaborate with its partner Telenet and signed, in April 2007, a new agreement with Lycamobile, the European leader in prepaid international traffic targeting ethnic communities. Using the Mobistar network, Lycamobile offers a special package and dedicated customer service through more than 1,000 points of sale in Belgium.

Of the 337,404 new customers attracted to Mobistar in 2007, 192,874 were brought via these MVNOs.

Distribution

Mobistar continued its distribution strategy in 2007. The primary lines for development are still based on four main principles:

- redimensioning of the distribution landscape in order to increase our presence (regional implantations and partnerships),
- segmentation of each point of sale according to its sales potential,
- increasing emphasis on exclusive distribution (Mobistar Center, distance selling, on-line sales, ...),
- increasing the proportion of sales in open distribution for those packages generating significant volume.

In 2007, Mobistar Center celebrated their 10th anniversary. With 146 stores, compared to 139 at the end of 2006, they are now one of the largest telecom distribution chains in Belgium. Twenty-seven of these points of sale are owned stores (compared with 12 at the end of 2006) emphasizing customer service and direct access to information.

The restyling program of the Mobistar Center, started at the beginning of 2006, was completed at the end of 2007 with the modernization of 125 stores.

The network of independent agents representing Mobistar on the SoHo (Small office-Home office) market – independent workers, professionals and very small companies – and small business market further expanded in 2007. Today, Mobistar relies on the privileged relationships it has built with rigorously chosen partners. In this context, Mobistar launched in 2007, a procedure for partner certification. The goal is to enhance their efficiency and the quality of their services, as business solutions become increasingly complex.

On-line sales experienced significant growth in 2007, reaching an average of 3.7 % of total sales, as compared to less than 1 % in 2006.

The plan to outsource some operational and support activities, started in 2006, continued over the past year. More than 400 people now work for various partners in the area of customer service (Sitel, TechCity, Call-It, Orange Romania, ...).

In October 2007, Mobistar won the TechCity Mystery Contact Challenge Award from TechCity Solutions for the quality of help provided to ADSL customers.

Network development

In 2007, Mobistar continued its deployment strategy aimed at strengthening "deep indoor" coverage and enabling rapid and low-cost expansion of 3G, primarily HSDPA (High Speed Downlink Packet Access), an evolved version of UMTS with data rates that are three times higher. HSDPA technology is available everywhere on the Mobistar 3G network.

At the end of 2007, UMTS coverage reached 55.95 % of the population, in accordance with the restrictions imposed by the regulator. Mobistar remains the only operator able to offer high speed mobile access over its entire network, thanks to the complementary nature of its EDGE and its 3G networks, with more than 99 % of the population covered.

Since May 2007, Ericsson has become the manager of Mobistar's entire technical network. This five-year contract covers daily management, supervision and deployment of infrastructure and access equipment.

In 2007, Mobistar continued its operations of updating and optimizing certain technical platforms, including the IN (Intelligent Network) platform to underpin prepaid packages and services and the SMS platform to keep pace with increased traffic.

The migration of the network core to NGN (Next Generation Network) technology, in collaboration with Huawei, accelerated in

2007 with the upgrading of the infrastructure of the MSCs (Mobile Switching Centers) which will be reduced from 9 to 2. This technology will make it possible to upgrade to fully convergent services (Full IP), while maintaining strong growth in 2G and 3G traffic, due primarily to the success of flat-rate offers. From this perspective, the STP servers have also been upgraded to allow integration of TCP/IP protocols.

At the end of 2007, the Mobistar network consists of 3,716 sites, including 493 shared sites. This represents 9,297 cells, or 329 more than at the end of 2006.

The three-year plan to upgrade Mobistar's IT architecture started in 2007. The primary objectives are to increase efficiency and reduce maintenance costs. The contract signed with Interxion to host Mobistar's data center is the first major decision made within the framework of this plan. It will allow the operator to reduce the number of servers it uses by 20 % and thereby achieve substantial savings, particular in terms of occupied space.

The deployment of the voice over IP platform allowed Mobistar to make its first commercial offering (ADSL Voice) in September 2007.

Increased regulatory pressure

After an initial drop in mobile terminating rates in November 2006, the Belgian Institute for Postal Services and Telecommunications (BIPT) ordered a new 20% reduction on May 1, 2007. The BIPT's decision is the subject of various appeals made to the Brussels Appeal Court by the three affected operators. At the end of 2007, the BIPT adopted a supplementary decision setting the mobile terminating rates of the three operators for the period from February to July 2008. This decision is also contested.

Starting on July 30, 2007, Mobistar implemented the European regulations concerning roaming rates (rates applicable to incoming and outgoing foreign calls and to the wholesale services the operators bill each other) inside the 27 countries of the European Union and a few additional countries. Mobistar customers were personally notified beforehand of these rates changes.

Mobistar has chosen to contest the amount requested by the historical operator regarding universal service, primarily in view of the method used to calculate it, which according to Mobistar does not accurately reflect the costs.

Acquisition of VOXmobile S.A.

On July 2, 2007, Mobistar bought 90 % of the VOXmobile S.A. shares for an amount of 80.3 million euros. VOXmobile is a Luxembourgian telecom operator that supplies mobile and fixed services for telephony and ADSL. The company has a license for GSM 900/1800, UMTS and fix telephony and exploits its own network.

With this take-over Mobistar is looking for geographic expansion and extra growth. This entry to Mobistar creates a lot of opportunities for VOXmobile too, such as joint product development, optimising the 2G and 3G networks and economies of scale in network investments and purchase activities.

Subsequent events

Mobistar and Euphony have contractually extended their commercial partnership for a period of five years. The terms of this partnership lead to a longer term vision that creates value for both companies.

Mobistar has also completed the buy back of 1,291,752 shares as part of the share buy-back program decided by the Board on 4 February 2008.

2. Comments on the consolidated accounts prepared according to IFRS standards

The scope of consolidation includes Mobistar S.A., the Luxembourgian company, VOXmobile S.A., and 50 % of the temporary joint venture 'Irisnet'. On 2 July 2007, 90 % of the shares of VOXmobile S.A. were acquired, with an option to purchase the remaining 10 % by 2 July 2010 at the latest. By virtue of this option right, VOXmobile S.A. is entered at 100 % in the scope of consolidation. The temporary joint venture 'Irisnet' consists of equal shares held by France Télécom S.A. and Telindus S.A. Mobistar S.A. does not have formal voting rights in the joint venture but considers control to be jointly exercised with its partner Telindus S.A. and assumes the associated risks and rewards.

Income statement

In 2007, the group recorded a consolidated net profit of € 289.8 million, a decrease of 3.2 % on the figure of € 299.5 million recorded in the previous year. The free cash flow generated after the price paid for the acquisition of VOXmobile S.A. (€ 80.3 million), a tax expense of € 137.9 million and a distributed dividend of € 284.8 million, was € -61.8 million compared with € +13.4 million in 2006, a year in which a share capital reimbursement amounting to € 101.3 million euros was made.

Consolidated turnover decreased by 2.4 % from € 1,546.8 million in 2006 to € 1,509.6 million in 2007. Service revenue decreased by 3.4 % from € 1,496.1 million to € 1,445.4 million. Revenue from the sale of equipment, in particular GSM terminals, showed an increase of 26.8 % to € 64.2 million against € 50.7 million in 2006.

Turnover from mobile activity decreased by 2.7 % from € 1,462.2 million to € 1,422.4 million, while the turnover from fixed activity increased by 3.1 %, from € 84.7 million to € 87.3 million.

management report for the 2007 financial year

(consolidated and non-consolidated)

The 10.7 % increase in the number of active customers partly compensated the negative effect of the regulation on the turnover achieved in mobile telephony. This rise is principally attributable to postpaid activity (+12.6 % or 205,295 new customers) in both business and residential segments. This was sustained by an attractive portfolio of packages, and by the effectiveness of the various distribution channels. Postpaid customers now represent 52.5 % of the total mobile customer base (54.1 % if MVNOs are excluded). The prepaid segment, after recording a drop of 7 % in 2006, increased by 8.7 % (132,109 new customers) in 2007, thanks to the commercial dynamism of the MVNOs.

In line with the decision of the BIPT that finalised in 2006 its analytical cost model, Mobistar reduced its mobile terminating rates (MTR), in May 2007, by 20.2 % for calls from other operators to its network.

The ARPU (Average Revenue Per User) decreased by 10.9 % reaching € 34.51 per month per active customer, essentially due to regulation, which has a negative impact on interconnection and roaming revenue (total gross impact of € 127 million, or 8 % of turnover). This impact was partially mitigated by an increase in the postpaid customer base and the increased GSM usage by Mobistar customers (+10 % for voice and +31 % for SMS).

The total net revenues from mobile data transmission, after deducting payments due to partners, amounted to 18.1 % of mobile telephony turnover (compared with 15.4 % in 2006).

The SMS applications generated a net turnover of € 213.9 million against € 198.8 million in 2006. The number of SMSs sent by Mobistar's customers increased due to the launch of packages such as TempoMusic and offers with free bundles, both for postpaid and for prepaid.

Growth in mobile data was boosted by the diversification of applications and the growing penetration of the market by multimedia phones. Mobistar has taken an active part in the distribution of this type of terminal. New sources of revenue continue to be developed, in particular in the Business segment with the Business Everywhere packages and the increased penetration of Blackberry® applications. At the end of the year, an innovative mobile Internet package was launched on the residential market (Internet Everywhere).

Other operating revenue totaled € 30.3 million in 2007, compared with € 27.8 million in 2006. This revenue comes predominantly from the cross-charging of services provided to the Orange group and from information supplied to the judicial authorities.

A rigorous policy has been implemented to keep the evolution of overhead costs to a level equivalent to the evolution in turnover.

Efficient and continuous control of overhead costs made it possible to reduce the operating expenses, from € 1,133.8 million in 2006 to € 1,112.1 million in 2007, i.e. a decrease of 1.9 %.

Interconnection costs decreased by 6.6 %, from € 347.9 million in 2006 to € 325 million in 2007. This decrease is due in particular to the reduction of the interconnection rates that took place in May 2007 following a decision by the Belgian Institute for Postal Services and Telecommunications applicable to the three Belgian operators.

Costs of equipment and goods sold recorded an increase of € 17.2 million reaching € 173 million at the end of 2007 as a result of the growth in revenue from equipment sales, especially GSM terminals and Blackberry®.

On the other hand, the cost of services and other goods sold decreased by € 5.2 million reaching € 299.8 million due to a decrease in the remuneration of the distribution channels and the adaptation of Mobistar's share in the cost of the universal service as calculated by the regulator. This drop is partially compensated by the rise in leasing costs (increases in the number of owned shops and number of sites) and by the increase in services delivered by third parties.

Employee benefits expenses remained stable at € 135.7 million at the end of the financial year 2007. The average number of employees, calculated in terms of full-time equivalents, increased slightly (+21 units) through the acquisition of VOXmobile S.A. and the inclusion of this company in the scope of consolidation. The number of VOXmobile S.A. employees, expressed as full-time equivalents, is equal to 113.

Depreciation, amortisation and impairment on intangible and tangible assets decreased by 5.5 %, from € 173.8 million at the end of 2006 to € 164.3 million in 2007.

Other operating charges decreased by € 1.2 million as the result of a change in provisions for expected charges.

The group's result of operating activities went from € 440.8 million in 2006 to € 427.9 million for the year in question, a decrease of 2.9 %.

The performance for the year was reflected in a decrease of 4.5 % in the operating income from mobile segment, which went from € 448.4 million in 2006 to € 428.4 million in 2007.

The contribution of the fix segment to the Mobistar group's result of operating activities was € -0.5 million in 2007, compared with € -7.6 million in the previous year. Mobistar group's result ofoperating activities was positively affected by an increase in revenues from ADSL.

In 2007, finance income amounted to € 3.2 million, an increase of € 1.1 million compared to the € 2.1 million recorded in 2006. Finance costs amounted to € 3.3 million, an increase compared to 2006 (€ 1.4 million) as the result of an increase in shareholders remuneration and the acquisition of VOXmobile S.A.

For the year 2007, the operator posted a net profit of € 289.8 million, a decrease of 3.2 % after a tax expense of € 137.9 million. The basic earnings per share as well as the diluted earnings per share decreased by 3.2 % to reach € 4.58.

The General Shareholders' Meeting held on 2 May 2007 endorsed the proposal made by the Board of Directors to distribute both a gross ordinary dividend of € 2.70 per ordinary share and a gross extraordinary dividend of € 1.80 per ordinary share, for the 2006 financial year, amounting to a total of € 284.9 million.

For the 2007 financial year, the Board of Directors will propose, at the next General Shareholders' Meeting to be held on 7 May 2008, the distribution of an ordinary gross dividend of € 2.80 per ordinary share, a share capital reimbursement of € 4 per ordinary share and a share buy-back during 2008 up to a maximum amount of € 175 million.

Balance sheet

The consolidated balance sheet total was € 1,181.3 million at the end of 2007, an increase of € 63.5 million compared with 1,117.8 million recorded at the end of the previous financial year.

Non-current assets were € 924.4 million at the end of 2007 compared with € 827.8 million at the end of 2006 and consisted of the following items:

- Goodwill of € 81.5 million, resulting from the acquisition of Mobistar Affiliate S.A. (€ 10.6 million) in 2001 and the acquisition of VOXmobile S.A. (€ 70.9 million) in 2007. The goodwill resulting from the acquisition of Mobistar Affiliate S.A. is entirely allocated to the mobile segment. As its recoverable value exceeded its carrying amount at the end of the year, no impairment loss was recorded.
- Intangible assets, posting a net value of € 308.7 million at the end of 2007 compared with € 325.3 million at the end of 2006. The useful lives of intangible assets were reviewed during the year and remained unchanged as compared to 2006.
- Tangible assets, totaling € 521.8 million at the end of the 2007 financial year compared with € 491.2 million recorded at the end of the 2006 financial year. The useful lives of tangible assets were also reviewed during the year and remained unchanged as compared to 2006.
- Net deferred tax assets, relating essentially to investments tax credits, to the temporary differences resulting from the consideration of borrowing costs and the development costs for intranet sites, to the income related to the free minutes of traffic granted to subscribed customers, as well as the integration of losses carried forward from VOXmobile S.A., amounted to € 5.9 million at the end of 2007, against € 0.6 million at the end of the previous year.

Current assets decreased year to year, going from a total of € 289.9 million at the end of 2006 to € 257 million at the end of 2007. They consist of the following items:

- Inventories of goods, amounting to € 14 million, an increase of € 7 million compared with the end of 2006.
- Trade receivables (€ 183.5 million at the end of 2007 compared with € 166.2 million at the end of 2006) and accrued revenue (€ 35.4 million at the end of 2007 compared with € 33.1 million at the end of 2006).
- Other current assets, increasing from € 15.6 million at the end of 2006 to € 16.8 million at the end of 2007, following an increase on deferred charges.
- Cash and cash equivalents amounting to € 7.2 million at the end of 2007, a decrease of € 60.8 million since the end of the 2006 financial year. The cash flow statement gives details of the flows that gave rise to this trend.

Equity increased by € 4.2 million during the 2007 financial year, rising from € 763.8 million to € 768 million:

- In total, the share capital and share premium remained stable in 2007 and amount to € 357.2 million.
- The legal reserve increased by € 0.7 million as the result of enforcement of the legal rule requiring that 5 % of the profit for the year be allocated to this equity item, after deduction of any losses carried forward, until this reserve reaches 10 % of the share capital.
- The evolution of retained earnings, increasing from € 371.6 million to € 375.1 million, is the result of the net profit of the period after appropriation to the legal reserve (€ 289.2 million), payment of the 2006 dividend (€ 284.9 million) and costs of equity transactions (€ 0.8 million).

Non-current liabilities consist of commercial debts payable after more than one year (€ 0.9 million in 2007), long-term provisions intended to cover litigations (€ 5.2 million in 2007 and € 5.3 million in 2006) and the costs of dismantling network sites and refurbishing of rented buildings (€ 8.5 million in 2007 and € 7.7 million in 2006).

Current liabilities increased by € 58.7 million, going from € 340 million at the end of 2006 to € 398.7 million at the end of 2007:

- Short-term borrowing, linked to the activity of the temporary joint venture 'Irisnet', amounting to € 2.3 million, while VOXmobile S.A. has borrowed € 3.8 million from SNCI Luxembourg.
- Outstanding trade payables recorded an increase of € 28.1 million at the end of the year. The high outstanding balance

recorded at the end of 2007 is mainly due to the capital expenditure incurred in the program to update radio equipment on the network and the implementation of UMTS technology.

- Liabilities resulting from employee benefits decreased by € 1.4 million, going from € 31.8 million at the end of 2006 to € 30.4 million at the end of 2007, thanks to the drop in Social Security contributions and the reduction in the provision for holiday pay, both of which are linked to changes in the size of the workforce.
- The increase in current taxes payable is the result of the difference between the tax expense for the period, namely € 139.2 million, and the anticipated tax payments amounting to € 123 million, plus the 2006 excess tax (€ 18.2 million) paid in January 2008.
- Deferred income increased by € 3.4 million to reach € 47.8 million at the end of the year, mainly as a result of the revenue recognition for free airtime minutes delivered to postpaid customers.
- Other payables increased by € 10.1 million to stand at € 11.2 million, mainly due to the obligation to purchase, by 2 July 2010, the VOXmobile S.A. shares not yet acquired.

Financial instruments, financial risk management objectives and policy

Mobistar's principal financial instruments comprise bank and inter-company loans, overdrafts, cash at bank and short-term bank and inter-company deposits. The main purpose of these financial instruments is to raise finance for Mobistar's operations. The operator has also various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Since the introduction of the euro, Mobistar's exposure to foreign currency risk has become minor, so no forward currency contract or any other currency risk related financial instrument has been implemented.

It is to be noted that Mobistar's policy does not allow trading in financial instruments.

As a consequence of the above, the main risks arising from Mobistar's financial instruments are the credit risk and liquidity risk:

• Credit risk: Mobistar trades only with recognised, creditworthy third-parties. It is Mobistar's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, trade receivable balances are monitored on an ongoing basis.

• Liquidity risk: Mobistar's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans and inter-company loans.

3. Comments on Mobistar S.A.'s 2007 annual accounts prepared according to Belgian accounting standards

Income statement

Turnover for the year 2007 reached € 1,526.6 million, a decrease of 2 % on the figure of € 1,557.1 million recorded in the previous year. This decrease should be put into perspective taking into account the factors cited above.

Produced fixed assets, including IT development costs and research and design costs for the new sites required for network deployment, totaled € 4.7 million for the 2007 financial year, compared with € 8.8 million for the 2006 financial year.

Other operating income reached € 33.7 million, comparable with the € 31.5 million posted in 2006. This income comes principally from the revenues from the cross-charging of services provided to the Orange group, from the revenues from the cross-charging of sites shared with other operators and from the revenues generated from information supplied to the judicial authorities.

Operating charges remain well under control. These reached € 1,139.4 million, a decrease of 3.4 % compared with the figure of € 1,179.2 million recorded in 2006, and can be broken down as follows:

- Purchases and supplies totaled € 522 million, mainly consisting of interconnection costs (61.3 % of the total, compared with 65.8 % in 2006). The balance consists mainly of the costs associated with the operation of the technical network, leased lines and the cost of GSM and SIM cards sales.
- Services and other goods achieved a total of € 295.1 million compared with € 306.2 million in the previous year. This decrease is essentially due to the decrease in the commissions due to the distribution channels and the adaptation of Mobistar's share in the costs of the universal service as it was calculated by the regulator. It is partially compensated by the rise in leasing costs (increases in the number of owned shops and number of sites) and by the increase in services delivered by third parties.
- Remuneration, social security costs and pensions collectively totaled € 133.6 million compared with € 140.9 million in the previous year. This decrease is the result of the reduction in the average workforce size (-91.5 full-time equivalents) in 2007.
- Depreciation of and impairment on training expenses, on intangible and tangible fixed assets, amounted to € 173.7 million for the 2007 year compared with € 186.5 million in 2006. The useful lives of intangible and tangible assets were reviewed in 2005 and remain unchanged in 2007.
- Amounts written off of stocks and trade receivables increased to € 5.4 million in 2007, an increase of € 0.6 million, mainly as a consequence of the increase in the municipal and provincial taxation of pylons, masts and GSM antennas. The allowances

to cover the debt in respect of municipal and provincial taxes charged and disputed (see paragraph on disputes) increased to € 24.3 million at the end of 2007 compared with € 20 million at the end of the previous year.

- Provisions for liabilities and charges in relation to various disputes totaled € -0.1 million, compared with € +0.9 million in 2006, as the result of the use of provisions and the reversal of provisions made during the current financial year.
- Other operating charges totaled € 9.8 million in 2007, compared with € 11.2 million in 2006, a change resulting mainly from the decrease of trade receivables for which allowances for doubtful debts had been made in previous financial years.

Operating profit for the financial year was € 425.5 million, an increase of 1.8 % on the figure of € 418.1 million recorded in 2006.

Financial income generated during the year amounted to € 4.2 million, an increase compared to the € 2.6 million realised in 2006.

Financial expenses for the year amounted to € 4.6 million, a slight decrease compared to the financial charges (€ 4.8 million) recorded during the previous financial year.

No extraordinary income and charges have been recorded in 2007.

At the end of the year, Mobistar S.A. declared a profit for the period before taxes of € 425.1 million, an increase of 2.2 % compared with the figure of € 415.9 million recorded in 2006. The estimated income tax expenses for the year 2007 were € 138.9 million, of which € 123 million had been paid through advance payments of tax.

Mobistar S.A. posted an after-tax profit for the period of € 286.2 million for the 2007 financial year compared with € 280.3 million for the previous year, an increase of 2.1 %.

The Board of Directors will recommend to the General Shareholders' Meeting that the profit be appropriated as follows:

	€ million
• Profit for the period available for appropriation	286.2
• Prior year profit carried forward	102.5
• Profit to be appropriated	388.7
• Transfer to the legal reserve	0.7
• Ordinary dividend 2007 - € 2.80 per share	173.6
• Employee profit sharing plan	2.9
• Profit to be carried forward	211.5

Balance sheet

The company's balance sheet total was € 1,173.1 million compared with € 1,140.7 million recorded in the 2006 financial year.

The capital expenditure in intangible and tangible assets, made during the year amounts to € 143.3 million, after having invested a net amount of € 166.2 million in 2006, mainly in updating the radio equipment and the implementation of UMTS technology.

Intangible and tangible assets are broken down as follows:

- Intangible assets represented a total of € 306.7 million. These relate essentially to GSM and UMTS licenses and the related IT developments, and to the net value of goodwill of € 12.6 million which is broken down as follows:
  - Goodwill of € 60.1 million resulting from the acquisition, in 2003, of all of the assets of Mobistar Corporate Solutions S.A., amortised over 5 years. The net value of goodwill was € 12 million at the end of the year.
  - Merger goodwill of € 1.4 million accounted for in accordance with Article 78, § 7 a of the Royal Decree of 30 January 2001 following the merger by absorption into Mobistar S.A. of its subsidiary Mobistar Affiliate S.A. on 4 May 2005, with retroactive effect from 1 January 2005. The net value of merger goodwill, amortised over 5 years, was € 0.6 million at the end of the year.
- Tangible assets represented a total of € 496.4 million. These relate to network infrastructures, telephony equipment and added-value services.

Current assets decreased by € 30.1 million to stand at € 268.4 million at the end of the 2007 financial year. This result is essentially due to an increase in trade receivables payable after more than one year (€ +6.2 million), an increase in the level of stocks of goods (€ +6.1 million), an increase in trade receivables (€ +12.9 million), an increase in other receivables (€ +5.6 million) stemming principally from the VAT advance paid on transactions in the month of December 2007, a decrease in cash and cash equivalents (€ -62.7 million) and, finally, an increase in deferred charges and accrued income (€ +1.6 million).

As part of the warrants scheme offered to staff members in 2001, 1,831 warrants were converted into an equivalent number of ordinary shares during the 2007 year, at the exercise price of € 32.55, producing an increase in share capital of € 10 thousand and an increase in share premium of € 49 thousand. At the end of the 2007 financial year, there were no remaining unconverted warrants.

As far as equity is concerned, the share capital increased by € 10 thousand following the exercise of warrants referred to above and by € 440 thousand following the integration of share premium. The legal reserve was increased to reach 10 % of the share capital, in other words an increase of € 0.7 million. The balance of the profit to be appropriated, after the 2007 dividend has been allocated (€ 173.6 million), was € 211.5 million.

management report for the 2007 financial year
(consolidated and non-consolidated)

At the end of 2007, equity totaled € 604.6 million and was made up of:

- share capital of € 357.1 million,
- share premium of € 0.1 million,
- legal reserve of € 35.7 million,
- profit carried forward of € 211.5 million,
- investment grants of € 0.2 million.

Trade payables, including those payable after more than one year, recorded an increase of € 20.2 million, the end of 2007 balance including temporarily a significant amount of capital expenditure associated with the updating of radio equipment on the network and the implementation of UMTS technology.

Estimated tax liabilities increased by € 14.7 million, resulting from the difference between the tax expense for the period, namely € 139.2 million, and the anticipated tax payments amounting to € 123 million, plus the 2006 excess tax (€ 18,1 million) which will only be paid in January 2008.

Other liabilities mainly include dividends distributed to shareholders for the year 2007 (€ 173.6 million).

Provisions and liabilities at the end of 2007 amounted to € 568.5 million and are broken down as follows:

- provisions for liabilities and charges totaling € 7.7 million compared with € 7.8 million at the end of the previous year,
- short-term liabilities amounting to € 501.6 million compared with € 578.6 million in 2006, broken down as follows:
  - trade payables: € 261.5 million compared with € 241.3 million in 2006,
  - taxes, remuneration and social security contributions: € 61.9 million compared with € 51.5 million in 2006,
  - other liabilities: € 178.2 million compared with € 285.8 million in 2006,
- accrued charges and deferred income totaling € 58.3 million, compared with € 58.5 million in 2006.

Disputes

Masts: Since 1997, certain municipalities and two provinces have adopted local taxes, on an annual basis, on pylons, masts and antennae erected within their boundaries. These taxes are currently being contested before the Council of State and the Courts of First Instance (Tax Chamber).

Pursuant to a preliminary question raised by the Council of State to the European Court of Justice, the latter ruled in its decree dated 8 December 2005 that such taxes are not inconsistent with European law, inasmuch as they do not alter the conditions of competition between the historical operator and new operators on the market.

The Council of State decided on 20 November 2007 that a tax regulation violates the principle of equality if the motive appearing in the preamble of this tax regulation results from the financial situation of the municipality. In fact, such a motive does not explain at all the differentiation made between the mobile telephone network operators (which are taxed on the basis of this tax regulation) and the operators of other similar networks (which are not taxed on the basis of this same tax regulation). It is therefore not established that the difference in treatment is based on a criterion that can be objectively and logically justified.

The total receivable amount of taxes charged, plus default interest calculated at the legal rate, amounts to € 24.3 million and is subject to a bad debt provision for the whole amount, of which € 4.3 million correspond to that financial year.

Terminating rates: Mobistar initiated, as did Proximus and Base, an application for a quashing order against the regulator's decision of 11 August 2006, fixing the terminating rates of the three mobile operators for the 2006-2009 period. Mobistar contests, among other things, the fact that the decision imposes symmetry of terminating rates between Mobistar and Proximus from 2008 onwards and that the decision imposes non-discrimination and separate accounting obligations on Mobistar.

Mobistar also commenced proceedings for cancellation of the regulator's decision of 17 December 2007 setting the terminating rates of the three mobile operators for the period from February to July 2008. Mobistar primarily attacks the fact that the decision is based on the assumption that the Proximus and Mobistar MTRs must converge to a symmetric MTR beginning in July 2008. Mobistar also intervened in the motion launched by Base to suspend the reduction imposed by this same decision on February 1st 2008. Mobistar's primarily contests that Base has sufficient interest in having this decision suspended. On a subsidiary basis, Mobistar asks that, in the event of suspension, the judge impose the suspension in its entirety and not for the sole benefit of Base.

Abuse of Proximus' dominant position: Mobistar intervened in a court case brought by Base against Proximus in which Base claims punitive damages as compensation for abuse of dominant position practices. Mobistar also accuses Proximus of abuse of dominant position practices and asks for compensation for damage incurred as the result of these practices. In May 2007, the Commercial Court of Brussels rendered a decision confirming Proximus' dominant position between 1999 and 2004 and naming experts to decide on certain abuses and to calculate the damage suffered by Mobistar and Base.

Portability cost: The three mobile network operators active in Belgium have challenged the BIPT's 2003 decision concerning the setting of the portability cost for mobile numbers. Mobistar maintains that the price required for transferring several numbers is too high. The matter was referred to the European Court of Justice as an interlocutory question. The court decided in July 2006 that the regulator can set maximum prices on the basis of a theoretical cost model provided that these prices are set based on actual costs and that consumers are not dissuaded from using the portability feature. The domestic litigation is still ongoing.

Brand: KPN Netherlands has sued Mobistar for the use of the colour green as a brand. The Dutch company is asking Mobistar to stop using this color as the main (brand) color in all its correspondence. A first instance verdict was returned in favour of Mobistar. Mobistar can henceforth continue to use the colour green. KPN has lodged an appeal.

Universal service: Mobistar is involved, together with other alternative operators, in a number of legal actions regarding the planned financial compensation system in relation to the provision of social tariffs. Affected are the Royal decree which establishes the terms and conditions of the compensation system and the law of April 2007 modifying the principles of financial compensation planned for the supply of social tariffs. The operators are contesting the non-conformity of the system with the provisions of Community law, for which reason they have also lodged a complaint with the European Commission, which recently announced that it had commenced legal action before the European Court of Justice against the Belgian State.

Access to local loop and bit stream: Mobistar has brought two suits before the Competition Council to ask for reasonable access conditions: more specifically wholesale rates based on costs that are non-discriminatory with respect to Belgacom's Discovery Line retail package, and access to the bit stream so as to allow ADSL2+.

Mobistar also has a pending case before the Court of Cassation concerning Mobistar's right to take legal action against BIPT's decisions concerning Belgacom S.A. in relation to local loop debundling.

Spectrum: Mobistar intervened in proceedings started by Base before the Council of State for the purpose of obtaining the repeal of a Royal Decree of March 2007 allowing the use of 900 frequencies for 3G networks. Mobistar supports the Belgian State against Base.

Emissions/health: Together with Base and Proximus, Mobistar has asked that the Constitutional Court repeal a Brussels ordinance of March 2007 setting stricter emission standards than the federal standard contained in a Royal Decree of 2005. The mobile operators believe, among other things, that the Brussels ordinance was made in ignorance of the jurisdictions of public authorities in the area of public health.

4. Trends

Mobistar will continue with its current strategy in 2008. The operator is convinced that the 'mobile-centric' approach is the best way to create value for its shareholders and to offer its customers the best possible service. In addition to the increase in voice traffic, mobile data offers great potential for growth.

On the residential market, Mobistar will continue the substitution of fixed telephony with mobile telephony. On the professional market, Mobistar aims to offer convergent solutions while continuing to invest in the development of its fixed telephony products.

In 2008, mobile termination rates will further drop. The first drop, from 10.63 to 9.42 eurocents per minute, came into effect on 1 February 2008. A second drop is expected in July. The proposed reduction amounts to 10 %, subject to a final decision by the BIPT.

The successive reductions of MTR in May 2007, February and July 2008, and the drop in roaming tariffs since September 2007 will affect the results for 2008.

In this context, Mobistar foresees a decrease for the 2008 financial year of 1 to 3 % in its turnover. Thanks to an effective cost management policy, Mobistar expects to maintain a stable EBITDA margin of about 40 % for 2008 and to maintain an investment level of about 10 % of service revenues. The net profits will be affected equally by the reduction in turnover and by the optimisation of the balance-sheet structure. Mobistar expects a decrease of 4 to 6 % for the net profit per share at the end of 2008.

5. Justification of the application of the going concern accounting principles

In view of Mobistar's financial results in the course of the financial year which closed on 31 December 2007, the company is not subject to the application of article 96 (6°) of the Company Code relating to provision of evidence of the application of the going concern accounting rules.

6. Application of article 524 of the Company Code during the 2007 financial year

The procedure foreseen in article 524 of the Company Code has not been applied during the 2007 financial year.

Nevertheless, the Board of Directors entrusted the independent directors asking them to track inter-group transactions in which Mobistar is involved.

7. Law on takeover bids

Mobistar has received notification from its direct shareholder (Wirefree Services Belgium) and its ultimate shareholder (France

Télécom) on the basis of article 74 of the law of April 1 2007 concerning takeover bids. This notification has been published by the company in compliance with the law; and is available on the company's website.

8. Information concerning the tasks entrusted to the auditors

In the course of the 2007 financial year, the statutory auditor and linked companies provided services at a total cost of € 483,980 broken down as follows:

• audit services	€ 389.000
• other related audit services	€ 3.000
• tax services	€ 18.980
• other non-audit services	€ 73.000

Annual accounts Mobistar S.A. 2007

balance sheet after appropriation

Assets

	2007 in thousand €	2006 in thousand €
FIXED ASSETS	904 767	842 202
Intangible fixed assets (Note 5.2)	306 725	353 184
Tangible fixed assets (Note 5.3)	496 363	488 831
Land and buildings	249 586	228 832
Plant, machinery and equipment	212 851	225 380
Furniture and vehicles	29 541	29 296
Other tangible fixed assets	4 385	5 323
Financial fixed assets (Notes 5.4/5.5.1)	101 679	187
Affiliated enterprises (Note 5.14)	101 492	
Participating interests	80 342	
Amounts receivable	21 150	
Other financial assets	187	187
Amounts receivable and cash guarantees	187	187
CURRENT ASSETS	268 378	298 501
Amounts receivable after more than one year	6 202	
Trade debtors	6 202	
Stocks and contracts in progress	13 087	6 992
Stocks	13 087	6 992
Goods purchased for resale	13 087	6 992
Amounts receivable within one year	197 272	178 713
Trade debtors	187 960	175 059
Other amounts receivable	9 312	3 654
Current investments (Notes 5.5.1/5.6)	900	66 350
Other investments and deposits	900	66 350
Cash at bank and in hand	4 376	1 589
Deferred charges and accrued income (Note 5.6)	46 541	44 857
TOTAL ASSETS	1 173 145	1 140 703

Liabilities

	2007 in thousand €	2006 in thousand €
EQUITY	604 647	494 878
Capital (Note 5.7)	357 130	356 680
Issued capital	357 130	356 680
Share premium account	49	440
Reserves	35 713	35 038
Legal reserve	35 713	35 038
Accumulated profits (losses) (+) (-)	211 527	102 467
Investment grants	228	253
PROVISIONS AND DEFERRED TAXES	7 679	7 770
Provisions for liabilities and charges	7 679	7 770
Other liabilities and charges (Note 5.8)	7 679	7 770
AMOUNTS PAYABLE	560 819	638 055
Amounts payable after more than one year (Note 5.9)	875	1 010
Trade debts	875	1 010
Suppliers	875	1 010
Amounts payable within one year	501 595	578 564
Trade debts	261 536	241 315
Suppliers	261 536	241 315
Taxes, remuneration and social security (Note 5.9)	61 899	51 465
Taxes	34 325	19 623
Remuneration and social security	27 574	31 842
Other amounts payable	178 160	285 784
Deferred charges and accrued income (Note 5.9)	58 349	58 481
TOTAL LIABILITIES	1 173 145	1 140 703

income statement

	2007 in thousand €	2006 in thousand €
Operating income	1 564 917	1 597 351
Turnover (Note 5.10)	1 526 561	1 557 056
Own construction capitalised	4 685	8 780
Other operating income (Note 5.10)	33 671	31 515
Operating charges	1 139 434	1 179 228
Raw materials, consumables	522 046	528 748
Purchases	527 194	529 863
Decrease (increase) in stocks (+) (-)	-5 148	-1 115
Services and other goods	295 056	306 203
Remuneration, social security costs and pensions (+) (-) (Note 5.10)	133 611	140 890
Depreciation of and amounts written off formation expenses, intangible and tangible fixed assets	173 682	186 527
Amounts written down stocks, contracts in progress and trade debtors - Appropriations (write-backs) (+) (-) (Note 5.10)	5 371	4 818
Provisions for risks and charges - Appropriations (uses and write-backs) (+) (-) (Note 5.10)	-90	866
Other operating charges (Note 5.10)	9 758	11 176
Operating profit (loss) (+) (-)	425 483	418 123
Financial income	4 171	2 573
Income from financial fixed assets	378	
Income from current assets	2 879	1 985
Other financial income (Note 5.11)	914	588
Financial charges (Note 5.11)	4 558	4 810
Debt charges	1 301	317
Amounts written down on current assets except stocks, contracts in progress and trade debtors - Appropriations (write-backs) (+) (-)		1 645
Other financial charges	3 257	2 848
Profit (loss) for the period before taxes (+) (-)	425 096	415 886
Income taxes (+) (-) (Note 5.12)	138 891	135 607
Income taxes	139 187	135 607
Adjustment of income taxes and write-back of tax provisions	296	
Profit (loss) for the period (+) (-)	286 205	280 279
Profit (loss) for the period available for appropriation (+) (-)	286 205	280 279

APPROPRIATIONS AND WITHDRAWINGS

	2007 in thousand €	2006 in thousand €
Profit (loss) to be appropriated (+) (-)	388 672	400 280
Profit (loss) to be appropriated (+) (-)	286 205	280 279
Profit (loss) to be carried forward (+) (-)	102 467	120 001
Transfers from capital and reserves		1 045
from reserves		1 045
Transfers to capital and reserves	675	14 014
to the legal reserve	675	14 014
Profit (loss) to be carried forward (+) (-)	211 527	102 467
Profit to be distributed	176 470	284 844
Dividends	173 608	284 844
Other beneficiaries	2 862	

STATEMENT OF INTANGIBLE ASSETS

		2007 in thousand €	2006 in thousand €
5.2.2	Concessions, patents, licences, knowhow, brands and similar rights		
	Acquisition value at the end of the period		789 178
	Movements during the period		
	Acquisitions, including produced fixed assets	52 524	
	Sales and disposals	27 015	
	Acquisition value at the end of the period	814 687	
	Depreciation and amounts written down at the end of the period		460 885
	Movements during the period		
	Recorded	80 089	
	Cancelled owing to sales and disposals	20 425	
	Depreciation and amounts written down at the end of the period	520 550	
	Net book value at the end of the period	294 137	
5.2.3	Goodwill		
	Acquisition value at the end of the period		64 009
	Movements during the period		
	Sales and disposals	2 490	
	Acquisition value at the end of the period	61 519	
	Depreciation and amounts written down at the end of the period		39 118
	Movements during the period		
	Recorded	12 304	
	Cancelled owing to sales and disposals	2 490	
	Depreciation and amounts written down at the end of the period	48 931	
	Net book value at the end of the period	12 588	

STATEMENT OF TANGIBLE FIXED ASSETS

		2007 in thousand €	2006 in thousand €
5.3.1	Land and buildings		
	Acquisition value at the end of the period		427 398
	Movements during the period		
	Acquisitions, including produced fixed assets	41 345	
	Sales and disposals	1 906	
	Acquisition value at the end of the period	466 838	
	Depreciation and amounts written down at the end of the period		198 566
	Movements during the period		
	Recorded	20 591	
	Cancelled owing to sales and disposals	1 906	
	Depreciation and amounts written down at the end of the period	217 252	
	Net book value at the end of the period	249 586	

		2007 in thousand €	2006 in thousand €
5.3.2	Plant, machinery and equipment		
	Acquisition value at the end of the period		517 208
	Movements during the period		
	Acquisitions, including produced fixed assets	38 775	
	Sales and disposals	9 417	
	Acquisition value at the end of the period	546 566	
	Depreciation and amounts written down at the end of the period		291 828
	Movements during the period		
	Recorded	49 356	
	Cancelled owing to sales and disposals	7 469	
	Depreciation and amounts written down at the end of the period	333 715	
	Net book value at the end of the period	212 851	
5.3.3	Furniture and vehicles		
	Acquisition value at the end of the period		122 861
	Movements during the period		
	Acquisitions, including produced fixed assets	10 265	
	Sales and disposals	17 891	
	Acquisition value at the end of the period	115 235	
	Depreciation and amounts written down at the end of the period		93 565
	Movements during the period		
	Recorded	10 015	
	Cancelled owing to sales and disposals	17 886	
	Depreciation and amounts written down at the end of the period	85 694	
	Net book value at the end of the period	29 541	
5.3.5	Other tangible fixed assets		
	Acquisition value at the end of the period		19 198
	Movements during the period		
	Acquisitions, including produced fixed assets	388	
	Sales and disposals	22	
	Acquisition value at the end of the period	19 565	
	Depreciation and amounts written down at the end of the period		13 875
	Movements during the period		
	Recorded	1 327	
	Cancelled owing to sales and disposals	22	
	Depreciation and amounts written down at the end of the period	15 180	
	Net book value at the end of the period	4 385	

	2007 in thousand €	2006 in thousand €

STATEMENT OF FINANCIAL FIXED ASSETS

	2007	2006
5.4.1 Affiliated enterprises - participating interests and shares		
Acquisition value at the end of the period		0
Movements during the period		
Acquisitions, including produced fixed assets	80 342	
Acquisition value at the end of the period	80 342	
Net book value at the end of the period	80 342	
Affiliated enterprises - amounts receivable		
Net book value at the end of the period		0
Movements during the period		
Additions	21 150	
Net book value at the end of the period	21 150	
5.4.3 Other enterprises - amounts receivable		
Net book value at the end of the period		187
Net book value at the end of the period	187	

INFORMATION RELATING TO THE SHARE IN CAPITAL

5.5.1 Share in capital and other rights in other companies

Name, full address of the registered office and for the enterprise governed by Belgian law, the company number	Shares held by: Number	%	Information from the most recent period for which annual accounts are available: Primary financial statement	Monetary unit	Capital and reserves in thousand €	Net result in thousand €
VOXmobile SA Z.A.I Bourmicht 8 8070 Bertrange Luxembourg 19749504						
Registered shares	1 355 715	90,00	31/12/2006	EUR	-1 996	-5 754

	2007 in thousand €	2006 in thousand €

OTHER INVESTMENTS AND DEPOSITS, DEFERRED CHARGES AND ACCRUED INCOME (ASSETS)

	2007	2006
5.6 Investments: other investments and deposits		
Other investments not yet shown separately	900	66 350
Deferred charges and accrued income		
Allocation of heading 490/1 of assets if the amount is significant		
Accrued income	35 433	
Deferred charges	11 015	
Financial income	92	

	2007 in thousand €	2006 in thousand €

STATEMENT OF CAPITAL AND STRUCTURE OF SHAREHOLDINGS

		2007 in thousand €	2006 in thousand €
5.7	Statement of capital		
	Social capital		
	Issued capital at the end of the period		356 680
	Issued capital at the end of the period	357 130	

		2007 in thousand €	2007 number of shares
	Changes during the period		
	Exercised share options	10	1 831
	Share premium transferred to share capital	440	
	Structure of the capital		
	Different categories of shares		
	Ordinary shares	357 130	63 291 752
	Registered shares		31 755 413
	Bearer shares		31 536 339
	Shareholders' structure of the company as at 31/12/2007		
	Wirefree Services Belgium		31 753 100
	Others (free float)		31 538 652
	Total shares		63 291 752

PROVISIONS FOR OTHER LIABILITIES AND CHARGES

5.8	Allocation of heading 163/5 of liabilities if the amount is considerable	
	Repayment guarantee to the amount of 50 % for a bank credit line granted for the temporary association IRISNET	2 475
	Provisions for litigations	5 205

STATEMENT OF AMOUNTS PAYABLE, ACCRUED CHARGES AND DEFERRED INCOME

5.9	Analysis by current portions of amounts initially payable after more than one year	
	Amounts payable after more than one year, between one and five years	
	Trade debts	875
	Suppliers	875
	Total amounts payable after more than one year, between one and five years	875
	Amounts payable for taxes, remuneration and social security	
	Taxes (heading 450/3 of the liabilities)	
	Estimated taxes payable	34 325
	Remuneration and social security (heading 454/9 of the liabilities)	
	Other amounts payable relating to remuneration and social security	27 574

	2007 in thousand €	2006 in thousand €
Accrued charges and deferred income		
Allocation of heading 492/3 of liabilities if the amount is considerable		
Deferred income	57 752	
Accrued charges	597	

OPERATING RESULTS

	2007	2006
5.10 Operating income		
Net turnover		
Broken down by categories of activity		
Mobile activity	1 444 328	1 474 635
Fix voice and data	82 233	82 421
Operating costs		
Employees recorded in the personnel register		
Total number at the closing date (in units)	1 524	1 675
Average number of employees calculated in full-time equivalents (in units)	1 537.3	1 628.8
Number of actual worked hours (in units)	2 618 280	2 752 836
Personnel costs		
Remuneration and direct social benefits	96 241	98 887
Employers' social security contributions	26 233	30 110
Employers' premiums for extra statutory insurances	5 013	5 238
Other personnel costs	6 124	6 655
Amounts written off		
Stocks and contracts in progress		
Written back	947	34
Trade debtors		
Recorded	6 318	4 852
Provisions for risks and charges		
Additions	1 178	1 275
Uses and write-back	1 268	409
Other operating charges		
Taxes related to operation	2 332	1 828
Other charges	7 426	9 348
Hired temporary staff and persons placed at the enterprise's disposal		
Total number at the closing date (in units)	20	53
Average number calculated as full-time equivalents (in units)	49.0	45.0
Number of actual worked hours (in units)	96 848	89 752
Charges to the enterprise	5 169	3 377

	2007 in thousand €	2006 in thousand €

FINANCIAL AND EXTRAORDINARY RESULTS

	2007	2006
5.11 Financial results		
Other financial income		
Amount of subsidies granted by public authorities, credited to income for the period		
Capital subsidies	26	26
Allocation of other financial income		
Other financial income	819	443
Exchange gains	69	119
Value adjustments to current assets		
Appropriations		1 645
Other financial charges		
Amount of the discount borne by the enterprise, as a result of negociating amounts receivable	1 282	1 351
Allocation of other financial income		
Bank charges	1 765	1 493
Exchange losses	197	
Other financial charges	13	4

INCOME TAXES AND OTHER TAXES

	2007	2006
5.12 Income taxes		
Income taxes on the result of the current period	139 187	
Income taxes paid and withholding taxes due or paid	123 043	
Estimated additional taxes	16 144	
In so far as income taxes of the current period are materially affected by differences between the profit before taxes, as stated in the annual accounts, and the estimated taxable profit		
Disallowed expenses	6 282	
Deductions for investments	-4 636	
Notional interests	-17 455	
Status of deferred taxes		
Deferred taxes representing assets		
Other deferred taxes representing assets		
Deductions for investments	8 940	
Total amount of value added tax and taxes borne by third parties		
Total amount of value added tax charged		
To the enterprise (deductible)	216 686	218 842
By the enterprise	395 320	389 392
Amounts retained on behalf of third parties for		
Payroll withholding taxes	33 038	33 559
Withholding taxes on investment income	20 704	13 667

	2007 in thousand €	2006 in thousand €

RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET

	2007	2006
5.13 Substantial commitments to acquire fixed assets		
Substantial commitments to acquire fixed assets	66 464	

Information concerning important litigation and other commitments

1. Bank guarantees issued on behalf of the company: 9.278 million euro.
2. Obligations related to the rent of offices and the lease of the company cars: 190.981 million euro.
3. Obligations related to the purchase of network equipment: 8.845 million euro.
4. Since 1997, certain municipalities and two provinces in Belgium have introduced fiscal measures enabling them to levy taxes on GSM pylons, masts and antennas located in their area. The legality of these taxes is being contested before the Council of State and the Courts of First Instance (Tax Chamber).
   Following an interlocutary question brought by the Council of State to the Court of Justice of the European Communities, the latter ruled in a decision dated 8 September 2005 that such taxes are not incompatible with European law, insofar as they do not alter the conditions of competition between the historical operator and the new market operators.
   The Council of State has decided on 20 November 2007 that a local tax violates the principle of equality if the reason appearing the preamble of the local tax rule, is pulled by the financial position of the municipality. Indeed, such a motive clarifies by no means the differentiation applied between the mobile network operators (which are taxed by virtue of the local tax rule in question) and the owners of other similar networks (which are not taxed by virtue of the same local tax rule). The local tax rule cannot be held for bench if the difference in treatment is based on a likely criterion of justified and reasonable objectives.
   The receivable representing the disputed amount of enrolled taxes, increased by the interests on arrears at legal rate, gives rise to a provision recorded in the P&L account for an amount of 24.325 million euro of which 4.331 million euro arose in 2007.

Brief description of the supplementary retirement or survivors' pension plan in favour of the personnel or the executives of the enterprise and of the measures taken by the enterprise to cover the resulting charges
The company runs a retirement pension scheme based on a set contribution that provides a supplement to the statutory pension for employees. This pension scheme is covered and financed by an insurance company as required by the Belgian law.

RELATIONSHIPS WITH AFFILIATED ENTERPRISES AND ENTERPRISES LINKED BY PARTICIPATING INTERESTS

	2007 in thousand €	2006 in thousand €
5.14 Affiliated enterprises		
Financial fixed assets	101 492	
Investments	80 342	
Other amounts receivable	21 150	
Amounts receivable	60 235	35 587
Within one year	60 235	35 587

	2007 in thousand €	2006 in thousand €
Current investments	900	64 051
Amounts receivable	900	64 051
Amounts payable	24 709	19 707
Within one year	24 709	19 707
Financial results		
From current assets	2 843	1 807
From interest and debts	1 090	268

FINANCIAL RELATIONSHIPS WITH

5.15 Directors and managers

Amount of direct and indirect remunerations and pensions, included in the income statement, as long as this disclosure does not concern exclusively or mainly the situation of a single identifiable person

To directors and managers	1 225

Auditors or people they are linked to

Auditor's fees	304
Fees for exceptional services or special missions executed in the company by the auditor	
Other attestation missions	3
Fees for exceptional services or special missions executed in the company by people they are linked to	
Tax consultancy	19

INFORMATION RELATING TO CONSOLIDATED ACCOUNTS

5.17 Information that must be provided by each company that is subject to the provision of Company Law on the consolidated annual accounts of enterprises

The enterprise has drawn up and published a consolidated annual statement of accounts and a management report.

Information to disclose by the reporting enterprise being a subsidiary or a joint subsidiary

Parent company

France Télécom
6, place d'Alleray
75505 Paris Cedex 15
France

draws up consolidated annual accounts for the major part of the enterprise.

The consolidated accounts can be obtained at the following address:

France Télécom
6, place d'Alleray
75505 Paris Cedex 15
France

	2007			2006

STATEMENT OF THE PERSONS EMPLOYED

Employees recorded in the staff register

	Full-time	Part-time	Total (T) or total in full-time equivalents (FTE)	Total (T) or total in full-time equivalents (FTE)
During the period and the previous period				
Average number of employees	1 427.8	148.5	1 537.3 (FTE)	1 628.8 (FTE)
Number of hours actually worked	2 445 796	172 484	2 618 280 (T)	2 752 836 (T)
Personnel costs (in thousand €)	125 594	8 017	133 611 (T)	140 890 (T)
Advantages in addition to wages (in thousand €)			1 563 (T)	1 640 (T)
At the closing date of the period				
Number of employees recorded in the personnel register	1 384	140	1 487.3	
By nature of the employment contract				
Contract for an indefinite period	1 384	139	1 486.7	
Contract for a definite period		1	0.6	
According to gender				
Male	956	23	972.8	
Female	428	117	514.5	
By professional category				
Employees	1 382	139	1 484.7	
Other	2	1	2.6	

Hired temporary staff and personnel placed at the enterprise's disposal

	Temporary staff	Personnel placed at the enterprise's disposal
During the period		
Average number of employees	36.0	19.0
Number of hours actually worked	60 984	35 864
Charges of the enterprise (in thousand €)	1 572	3 597

2007

TABLE OF PERSONNEL CHANGES DURING THE PERIOD

		Full-time	Part-time	Total in full-time equivalents
Entries				
Number of employees recorded on the personnel register during the period		**253**	**7**	**258.0**
By nature of the employment contract				
Contract for an indefinite period		253	6	257.4
Contract for a definite period			1	0.6
According to the gender and by level of education				
Male:	secondary education	72		72.0
	higher non-university education	46		46.0
	university education	55	1	55.8
Female:	secondary education	35	3	36.8
	higher non-university education	23	1	23.8
	university education	22	2	23.6
Departures				
Number of employees with a in the staff register listed date of termination of the contract during the period		**381**	**30**	**403.4**
By nature of the employment contract				
Contract for an indefinite period		381	30	403.4
According to the gender and by level of education				
Male:	secondary education	45	1	45.5
	higher non-university education	176	3	178.8
	university education	60		60.0
Female:	secondary education	29	9	34.7
	higher non-university education	45	10	54.0
	university education	26	7	30.4
According to the reason for termination of the employment contract				
Dismissal		85	13	95.2
Other reason		296	17	308.2

2007

STATEMENT CONCERNING THE USE OF EMPLOYMENT PROMOTION MEASURES DURING THE FINANCIAL YEAR

Employment promotion measures

	Number of employees involved		Amount of the financial advantage in thousand €
	Number	Full-time equivalents	
Measures comprising a financial profit[1]			
Structural reduction of the social security contributions	1 887	1 844.4	3 592
First job agreement	2	1.6	2
Other measures			
Reduction of personal social security contributions to poorly paid employees	184	179.6	
Number of employees who are subject to one or more measures in support of employment opportunities			
Total for the period	1 888	1 845.0	
Total for the preceding period	1 844	1 798.4	

[1] Financial advantage for the employer with regard to the entitled employee or his replacement.

Information with regard to training received by employees during the period

	Male	Female
Total number of training projects as at company expense		
Number of participating employees	990	562
Number of training hours	35 665	16 337
Costs for the company (in thousand €)	1 640	751

accounting principles

Formation costs

The first formation costs are capitalised on the balance sheet at cost and amortised over five years on a linear basis, starting from the date of payment. The costs related to increases in the issued capital are expensed as incurred from the initial public offer in 1998 onwards.

Intangible assets

The intangible assets are booked at cost value and are essentially comprised of the following capitalised costs and expenditures, including, if applicable, the fixed assets produced for use by the company: acquisition of the GSM network licence, acquisition of the UMTS licence, cost of the design and development of the network in execution of the GSM and UMTS licences, permits, software licences and related development cost and goodwill.

The GSM network licence has been granted for a duration of 15 years, and is amortised on a linear basis.

The UMTS licence has a duration of 20 years and is amortised on a linear basis over 16 years as from April 2005, when the first geographical area has been technically declared able to work.

The goodwill generated during the acquisition of all of the assets of Mobistar Corporate Solutions S.A. is amortised over 5 years.

The other intangible assets are amortised on a linear basis over a period of four to five years.

Tangible assets

The tangible assets are entered at cost value and are amortised on a linear basis pro rata temporis using the rates defined in the current Belgian tax law, which correspond to the life span of the assets concerned, as follows:

Buildings and constructions on sites	20 years
Optical fibers	15 years
Mobile telephone equipment	8 years
Messaging equipment	5 years
Computer hardware	4 and 5 years
Other tangible equipment	5 to 10 years

The costs of regular maintenance and repairs are booked as expenses during the period in which they are incurred. Improvements to property are capitalised. The loan costs relating to the purchase of fixed assets are activated and amortised according to the same pattern as the fixed assets in question.

Financial assets

Shareholdings, stocks and shares are recorded at their acquisition value. Receivables are valued at their nominal value. Reductions in value on shareholdings, stocks and shares are booked in the case of long-term losses in value or depreciations. Receivables are reduced in value if their payment when due is wholly or partly uncertain or compromised.

Receivables

Receivables are recorded at their nominal value. Reductions in value on doubtful receivables are assessed taking into account the potential risk of non-recovery.

Stocks

Stocks include goods purchased for resale. Stock movements are recorded using the FIFO (First In – First Out) method. Inventories are recorded at the "lower of cost or market" value.

Cash (and cash equivalents)

Liquid assets and equivalents include cash deposits and fixed deposits of less than three months. They are booked at their nominal value. Foreign currencies are converted at the closing rate and profits and losses are recorded as operating income and expenses.

Deferred charges and accrued income

The deferred charges for assets include the expenses to be carried forward and the accrued income. The deferred charges for liabilities include accrued expenses and income to be carried forward.

Pensions

The group runs a retirement pension scheme based on a set contribution that provides a supplement to the statutory pension for employees. This pension scheme is covered and financed by an insurance company as required by Belgian law.

Financial instruments

The company concludes contracts with a view to protecting itself against the risk associated with fluctuations in interest rates on its loans. The premiums paid or received and the fair value of the derivatives are booked over the contract period and are registered as interest income and expenses.

accounting principles

Acknowledgement of income and expenses

Income and expenses are registered at the moment they are generated, regardless of their payment or collection.

Income derived from services is declared when it is acquired. Invoices for these services are issued on a monthly basis throughout the entire month. Revenues not invoiced at the end of the month are estimated on the basis of traffic and recorded at the end of the month. Payments received in advance are carried forward and included on the balance sheet under deferred income.

Taxes on income

The company is subject to corporation tax in accordance with Belgian legislation governing income tax. Beneficial deferred taxes, which are the result of temporary differences in the declaration of income and expenses, are not acknowledged.

Foreign currency transactions

Foreign currency transactions are converted into euros at the rates in force at the time of the transaction. Receivables and debts booked in foreign currencies on the date of the balance sheet are adjusted in order to reflect the exchange rates effective at this time. These adjustments are acknowledged in the profit and loss account to the extent that Belgian accounting laws permit.

statutory auditor's report

to the General Meeting of shareholders of Mobistar S.A. on the financial statements for the year ended 31 December 2007

In accordance with the legal and statutory requirements, we report to you on the performance of our mandate of statutory auditor. This report contains our opinion on the financial statements as well as the required additional comments and information.

Unqualified opinion on the financial statements

We have audited the financial statements for the year ended December 31, 2007, prepared in accordance with the financial reporting framework applicable in Belgium, which show a balance sheet total of € 1,173,145 thousand and a profit for the year of € 286,205 thousand.

Responsibility of the Board of directors for the preparation and fair presentation of the financial statements

The Board of directors is responsible for the preparation and fair presentation of the financial statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Responsibility of the statutory auditor

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the legal requirements and the auditing standards applicable in Belgium, as issued by the Institute of Registered Auditors (Institut des Réviseurs d'Entreprises/Instituut van de Bedrijfsrevisoren). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

In accordance with these standards, we have performed procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, we have considered internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. We have evaluated the appropriateness of accounting policies used, the reasonableness of significant accounting estimates made by the company and the presentation of the financial statements, taken as a whole. Finally, we have obtained from the Board of directors and the company's officials the explanations and information necessary for executing our audit procedures. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements for the year ended December 31, 2007 give a true and fair view of the company's financial position and the results of its operations in accordance with the financial reporting framework applicable in Belgium.

Additional comments and information

The preparation and the assessment of the information that should be included in the directors' report and the company's compliance with the requirements of the Company Code (Wetboek van vennootschappen/Code des sociétés) and its articles of association are the responsibility of the Board of directors.

Our responsibility is to include in our report the following additional comments, which do not modify the scope of our opinion on the financial statements:

- The directors' report deals with the information required by law and is consistent with the financial statements. We are, however, unable to comment on the description of the principal risks and uncertainties which the company is facing, and on its financial situation, its foreseeable evolution or the significant influence of certain facts on its future development. We can nevertheless confirm that the matters disclosed do not present any obvious inconsistencies with the information that we became aware of during the performance of our mandate.

- Without prejudice to formal aspects of minor importance, the accounting records were maintained in accordance with the legal and regulatory requirements applicable in Belgium.

- We do not have to report any transactions undertaken or decisions taken in violation of the company's articles of association or the Company Code. The appropriation of the results proposed to the shareholders' meeting complies with the legal and statutory provisions.

Brussels, 17 March 2008

Ernst & Young Reviseurs d'Entreprises SCCRL
Statutory auditor
represented by

Herman Van Den Abeele
Partner

IFRS consolidated financial statements 2007

consolidated income statement

Note		2007** in thousand €	2006 in thousand €
	Revenue		
	Service revenue	1 445 377	1496 080
	Handsets sales	64 228	50 750
16	**Total turnover**	**1 509 605**	**1 546 830**
16	Other operating revenue	30 334	27 769
	Total revenue	**1 539 939**	**1 574 599**
	Operating expenses		
	Interconnection costs	-324 964	-347 891
16	Costs of equipment and goods sold	-172 967	-155 819
16	Services and other goods	-299 838	-305 048
16	Employee benefits expenses	-135 714	-135 787
	Depreciation, amortisation and impairment	-164 344	-173 750
16	Other operating charges	-14 234	-15 469
	Total operating expenses	-1 112 061	-1 133 764
	Result of operating activities	**427 878**	**440 835**
16	Finance income	3 203	2 143
15	Finance costs	-3 305	-1 355
	Result of operating activities after net finance costs	**427 776**	**441 623**
5	Tax expense	-137 941	-142 080
	Net profit or loss *	**289 835**	**299 543**
	Profit or loss attributable to equity holders of the parent	289 835	299 543
10	Basic earnings per share (in €)	4.58	4.73
	Weighted average number of ordinary shares	63 290 941	63 282 547
10	Diluted earnings per share (in €)	4.58	4.73
	Diluted weighted average number of ordinary shares	63 290 941	63 283 437

* Since there are no discontinued operations, the profit or loss of the period corresponds to the result of continued operations.

** Consolidated figures with VOXmobile entering the consolidation perimeter as from July 2nd, 2007.

consolidated balance sheet

Note		31.12.2007* in thousand €	31.12.2006 in thousand €
	ASSETS		
	Non-current assets		
1, 2	Goodwill	81 532	10 558
2	Intangible assets	308 708	325 297
3	Tangible assets	521 764	491 175
4	Other non-current assets	6 403	195
5	Deferred taxes	5 944	613
	Total non-current assets	924 351	827 838
	Current assets		
6	Inventories	13 943	6 992
7	Trade receivables	183 514	166 195
	Accrued revenue	35 433	33 146
8	Other current assets	16 832	15 571
9	Cash and cash equivalents	7 255	68 031
	Total current assets	256 977	289 935
	Total assets	1 181 328	1 117 773
	EQUITY AND LIABILITIES		
	Equity		
11	Share capital	357 130	356 680
11	Share premium	49	440
11	Legal reserve	35 713	35 038
11	Retained earnings	375 140	371 617
	Total equity	768 032	763 775
	Non-current liabilities		
	Long-term trade payable	874	1 010
13	Long-term provisions	13 737	12 969
	Total non-current liabilities	14 611	13 979
	Current liabilities		
14	Short-term borrowings	6 103	2 445
15	Trade payables	268 738	240 685
15	Employee benefits related liabilities	30 437	31 842
15	Current taxes payable	34 365	19 624
	Deferred income	47 798	44 353
15	Other payables	11 244	1 070
	Total current liabilities	398 685	340 019
	Total liabilities	413 296	353 998
	Total equity and liabilities	1 181 328	1 117 773

* Consolidated figures with VOXmobile entering the consolidation perimeter as from July 2nd, 2007.

consolidated cash flow statement

	2007* in thousand €	2006 in thousand €
Cash flows from operating activities		
Result of operating activities after net finance costs	427 776	441 623
Adjustments for:		
Depreciation, amortisation and impairment of fixed assets	164 344	173 750
Fair value Discounted Share Pay Plan	0	1 921
Adjusted result of operating activities after net finance costs	592 120	617 294
Inventories (increase - , decrease +)	-5 689	-1 149
Trade receivables (increase - , decrease +)	-11 863	3 244
Other non-current assets (increase - , decrease +)	-5 672	0
Deferred tax assets (increase -, decrease +)	-635	6 473
Accrued revenue (increase -, decrease +)	-2 287	-9 831
Other current assets (increase - , decrease +)	-736	9 747
Trade payables (increase +, decrease -)	14 536	-32 321
Employee benefits related liabilities (increase +, decrease -)	-2 431	-6 307
Current taxes payable (increase +, decrease -)	14 741	18 026
Deferred income (increase +, decrease -)	3 055	-31 906
Other payables (increase +, decrease -)	10 264	683
Long-term provisions (increase +, decrease -)	-1 371	552
Net changes in working capital	11 912	-42 789
Tax expense	-138 891	-135 608
Deferred taxes	950	-6 472
Net cash from operating activities **	466 091	432 425
Cash flows from investing activities		
Purchase of intangible and tangible assets	-146 684	-165 140
Acquisition of subsidiary	-80 342	
Net cash used in investing activities	-227 026	-165 140
Cash flows from financing activities		
Cash guarantees paid	0	2
Repayment long-term interest-bearing loans and borrowings	-19 046	0
Proceeds from new short-term interest-bearing loans and borrowings	3 800	
Short-term borrowings	0	62
Share capital and premium - share options exercise	49	543
Share capital - reimbursement	0	-101 251
Net purchase of treasury shares	0	-599
Equity transaction costs	-823	-689
Dividend paid	-284 813	-151 896
Net cash used in financing activities	-300 833	-253 828
Net increase (+), decrease (-) in cash and cash equivalents	-61 768	13 457
Cash and cash equivalents at beginning of period	68 031	54 574
Cash received from Business Combinations	992	
Cash and cash equivalents at end of period	7 255	68 031

	2007*	2006
	in thousand €	in thousand €

* Consolidated figures with VOXmobile entering the consolidation perimeter as from July 2nd, 2007.

** Net cash from operating activities includes:

- paid interests	1 410	311
- received interests	2 879	1 870
- paid income taxes	124 111	117 000

statement of changes in equity

in thousand €

Note		Share Capital	Share Premium	Legal Reserve	Treasury Shares	Retained Earnings	Total Equity
	Balance at 1 January 2006	437 158	20 670	21 024	-1 045	238 397	716 204
	Discounted Share Purchase Plan					1 921	1 921
	Net income recognised directly in equity					1 921	1 921
	Profit for the period			14 014		285 529	299 543
	Total recognised income and expense for the period			14 014		287 450	301 464
	Dividends					-151 896	-151 896
	Exercise of share options	103	440				543
	Share capital reimbursement	-101 251					-101 251
	Incorporation share premium in share capital	20 670	-20 670				0
	Purchase of treasury shares				-9 116		-9 116
	Sale of treasury shares				10 161	-1 645	8 516
	Equity transaction costs					-689	-689
	Balance at 31 December 2006	356 680	440	35 038	0	371 617	763 775
	Net income recognised directly in equity					0	0
11	Profit for the period			675		289 160	289 835
	Total recognised income and expense for the period			675		289 160	289 835
	Dividends					-284 814	-284 814
11	Exercise of share options	10	49				59
	Incorporation share premium in share capital	440	-440				0
	Equity transaction costs					-823	-823
	Balance at 31 December 2007	357 130	49	35 713	0	375 140	768 032

corporate information

Companies in the perimeter of consolidation

The following parent company, subsidiaries and joint venture are included in the perimeter of consolidation:

Mobistar S.A.
Parent company, incorporated under Belgian law
Limited company with publicly traded shares
Boulevard Auguste Reyers 70
B - 1030 Brussels
Belgium
Company identification number : BE 0456 810 810

Joint venture France Télécom - Telindus, denominated 'Irisnet'
Consolidated at 50 %, incorporated under Belgian law
Boulevard Auguste Reyers 70
B - 1030 Brussels
Belgium
Company identification number : BE 0545 698 541

VOXmobile S.A.
100 % of the shares held by Mobistar (of which 10 % will be mandatorily acquired before July 2, 2010)
8, z.a.i. Bourmicht
L - 8070 Bertrange
Luxembourg
Company identification number : LU 19749504

The principal activities of the Group are described in Note 19 (segment information).

Date of authorisation for issue of the financial statements

On 11 March 2008, the Board of Directors of Mobistar S.A. reviewed the 2007 consolidated financial statements and authorised them for issue.

The 2007 consolidated financial statements will be approved on 7 May 2008 by the General Assembly of shareholders which has still the power to amend the financial statements after issue.

1. Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in euros and all values are rounded to the nearest thousand (€ 000) except when otherwise indicated.

Statement of compliance

The consolidated financial statements of Mobistar S.A. and all its subsidiaries have been prepared in accordance with the International Financial Reporting Standards (IFRSs), as adopted by the European Union.

Basis for consolidation

The consolidated financial statements include the financial statements of Mobistar S.A. and its subsidiaries as at 31 December each year. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date such control ceases.

The following entities are consolidated as at 31 December 2007 by using the following consolidation method:

Mobistar S.A.: 100 %	full consolidation
Temporary association Irisnet: 50 %	proportional consolidation
VOXmobile S.A.: 100 %	full consolidation

The temporary association Irisnet is a joint venture between Telindus and France Télécom. As such, Mobistar does not own directly or indirectly any voting power in Irisnet. However, in application of SIC 12, Mobistar concluded that Irisnet is actually controlled by Mobistar and its partner Telindus. In addition, it is concluded that the risks and rewards are not borne by France Télécom but by Mobistar.

VOXmobile S.A., a company organised and existing under the laws of Luxembourg, has been acquired as of 2 July 2007 by Mobistar S.A. The purchase concerned 90 % of the shares of VOXmobile. The remaining 10 % of shares are subject to a call option exercisable before or the latest on 2 July 2010. If not exercised by 2 July 2010, the call option is deemed to be exercised. As such, the company has a contingent consideration for the 10 % of the shares. The company has consolidated the results of VOXmobile for 100 %, as of 2 July 2007.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in full.

2. Changes in accounting policy and disclosures

The Group has adopted the following new and amended IFRS and IFRIC interpretations during the year. Adoption of these revised standards and interpretations did not have any effect on the financial performance or position of the Group. They did however give rise to additional disclosures, including in some cases, revisions of the accounting policies.

IFRS 7 - Financial Instruments: Disclosures

The standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are included throughout the financial statements. This amendment has no impact on Mobistar's financial position or results.

IAS 1 - Presentation of Financial Statements

This amendment requires the Group to make new disclosures to enable the users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital. These new disclosures are shown in Note 11.

IFRIC 9 - Reassessment of Embedded Derivatives

IFRIC 9 states that the date to assess the existence of an embedded derivative is the date that an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. As the Group has no embedded derivative, the interpretation had no impact on the financial position or performance of the Group.

IFRIC 10 - Interim Financial Reporting and Impairment

The Group adopted the IFRIC interpretation 10, which requires that an entity must not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. As the group had no impairment losses previously reversed, the interpretation had no impact on the financial position or performance of the Group.

3. Significant accounting judgments, estimates and assumptions

The preparation of the Group's financial statements in conformity with IFRS requires that management makes certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

Estimates that have been made at each reporting date reflect conditions that existed at those dates (e.g. market prices, interest rates and foreign exchange rates). Although these estimates are based on management's best knowledge of current events and actions that Mobistar may undertake, actual results may differ from those estimates.

Judgments

In the process of applying the Group's accounting policies, management has not made any significant judgments, apart from those involving estimations.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of non-financial assets

The Group assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Goodwill is tested for impairment annually and at other times when such indicators exist. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows. Further details are given in Notes 2 and 3.

Deferred Tax Assets

Deferred Tax Assets are recognised for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

Provision for Decommissioning

The Group has recognised a provision for decommissioning obligations associated with the rented buildings situated at Rue Colonel Bourg and the various antennas sites. In determining the amount of the provision, assumptions and estimates are required in relation to discount rates and the expected cost to dismantle and remove all plants from the sites.

4. Summary of significant accounting policies

4.1. Transactions in foreign currencies

The consolidated financial statements are presented in 000 euros, which is the Group's functional and presentation currency. Each entity in the Group applies this functional currency for its financial statements. On initial recognition in the functional currency, a foreign currency transaction is recorded by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At each balance sheet date, foreign monetary assets and liabilities are translated using the closing rate.

Exchange gains and losses are recognised as operational income and expenses when they are related to the operational activities. Exchange gains and losses are recognised as financial income and expenses only when they are related to the financing activities.

4.2. Business combinations and Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the cost of the business combination over the Group's share in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. This goodwill is tested for impairment at the end of each financial year, or more frequently if events or change in circumstances indicate that its carrying amount may be impaired, by comparing the carrying amount of the mobile activity or non-mobile activity cash-generating unit with its fair value less costs to sell or with its value in use.

Estimating the fair value less cost to sell requires to take into account the Mobistar's share price as quoted on the stock exchange. Alternatively, an estimation of the value in use of the mobile activity cash-generating unit could be made. This method requires to make an estimate of the future cash flows from the mobile cash-generating unit and to choose a suitable discount rate to calculate the present value of those cash flows.

4.3. Intangible assets

Are included under this asset category, the intangible assets with a finite useful life such as the cost of the GSM and UMTS licences, the cost of network design and development, the cost of purchased and internally generated software.

Intangible assets are measured on initial recognition at cost. The cost includes the purchase price, import duties, non-refundable purchase taxes, after deduction of trade discounts and rebates, and any directly attributable costs of preparing the asset for its intended use, i.e. costs of employee benefits, professional fees and testing costs.

After initial recognition, intangible assets are carried at cost less any accumulated amortisation and impairment losses.

The residual value of intangible assets is assumed to be zero unless the conditions provided for by IAS 38 are met.

Intangible assets are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

The depreciable amount of an intangible asset with a finite useful life is allocated on a linear basis over its useful life. The depreciation of the mobile licences starts when they are ready to operate. The GSM and UMTS licences have been granted for a period of 15 years and 20 years respectively. However, the depreciation period is limited to 14 and 16 years, representing the remaining licence terms at the date of availability for use.

The useful life of acquired and internally generated software is 5 years (network software) or 4 years (non-network software) and their depreciation starts when the software has been ready for use.

The amortisation period and amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Any change in the useful life or in the expected pattern of consumption of the future economic benefits embodied in the asset, is accounted for prospectively as a change in an accounting estimate.

Amortisation and impairment losses are recorded in the income statement under the heading 'Depreciation, amortisation and impairment'.

Research costs are expenses as incurred. Development expenditure on an individual project is recognized as an intangible asset when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the asset and the liability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Amortisation of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

4.4. Tangible assets

The following items of property, plant and equipment are classified under the tangible assets category: building, network infrastructure and equipment, IT servers and personal computers, office furniture, leasehold improvements, equipment leased to customers.

Upon recognition, tangible assets are measured at cost. The cost includes the purchase price, import duties and non-refundable purchase taxes, after deduction of trade discounts and rebates, and any costs directly attributable to bringing the asset to the location and condition for it to be capable of operating in the expected manner. The cost of replacing part of an item of property, plant and equipment is recognised as an asset when incurred and if the recognition criteria are met. All other repair and maintenance costs are recognised in profit or loss as incurred. The cost includes also the estimated cost to dismantle the network sites and to refurbish the rented premises when such obligation exists.

After initial recognition, tangible assets are measured at cost less any accumulated depreciation and impairment losses.

The depreciable amount of a tangible asset is allocated on a systematic and linear basis over its useful life. The depreciation of a tangible asset starts when it is ready to operate as intended.

The useful life of each category of tangible assets has been determined as follows:

Building	20 years
Pylons and network constructions	20 years
Optical fibre	15 years
Network equipment	8 years
Messaging equipment	5 years
IT servers	5 years
Personal computers	4 years
Office furniture	5 - 10 years
Leasehold improvements	9 years or rental period if shorter
Rented communication equipment	5 years

The residual value and the useful life of a tangible asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for prospectively as a change in an accounting estimate.

Depreciation and impairment losses are recorded in the income statement under the heading 'Depreciation, amortisation and impairment'.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset is included in the income statement in the year the asset is derecognised.

The asset retirement obligation relating to the network sites is measured based on the known term of sites rental contracts, assuming a high probability of renewal upon each renewal date, and considering that the entire sites park will be dismantled in the future. The dismantling asset is measured by using appropriate inflation and discount rates.

4.5. Impairment of assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, Mobistar makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less cost to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognised in the income statement in the operating expenses under the heading 'Depreciation, amortisation and impairment'.

4.6. Borrowing costs

Borrowing costs are recognised as an expense in the period in which they are incurred.

4.7. Government grants

A government grant is recognised when there is a reasonable assurance that the grant will be received and the conditions attached to them are complied with.

When the grant relates to an expense item, it is recognised as income over the period necessary to match on a systematic basis to the costs that it is intended to compensate.

Where the grant relates to an asset, the fair value is credited to the carrying amount of the asset and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

4.8. Taxes

Current income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax relating to items recognised directly in equity is recognised in equity and not in profit or loss.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally inforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenues, expenses and assets are recognised net of the amount of sales tax except:

- where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognised as part of the acquisition cost of the asset or as part of the expense item as applicable; and

- receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

4.9. Inventories

Inventories are assets held for sale in the ordinary course of business, i.e. handsets and SIM cards.

Inventories are measured at the lower of cost and net realisable value. The cost of inventories comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Costs of inventories are assigned by using the first-in, first-out (FIFO) cost formula. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

4.10. Treasury shares

Own equity instruments which are reacquired (treasury shares) are deducted from equity.

No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

4.11. Cash and cash equivalents

Cash and cash equivalents include cash on hand and cash deposits with a maximum term of 3 months. Cash and cash equivalents held with financial institutions are measured at nominal value. Banks and intercompany cash pooling overdrafts are classified as short-term financial liabilities.

4.12. Financial instruments

Recognition and derecognition

A financial asset or a financial liability is recognised on the balance sheet at settlement date when the Group becomes a party to the contractual provisions of the financial instrument.

A financial asset will be derecognised when the contractual rights to the cash flows from the financial asset expire.

A financial liability will be derecognised when the contractual obligation is discharged or cancelled or expires.

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss, or loans and receivables.

The Company has no held-to-maturity investments or available for sale financial assets.

Upon initial recognition, financial assets are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets on initial recognition and, where allowed and appropriate, re-evaluates the designation at each financial year end.

Mobistar assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Financial assets at fair value through profit and loss

Financial assets classified as held for trading and financial assets designated upon initial recognition as at fair value through profit and loss are classified under this category. 'Held-for-trading' financial assets are those acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments or a financial guarantee contract. Gains and losses on investments held for trading are recognised in income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Trade and other short-term receivables with no stated interest rate are measured at the original invoice or nominal amount when the effect of discounting is immaterial. An impairment loss on trade and other short-term receivables is recognised in the profit and loss statement when their carrying amount is lower than the present value of estimated future cash flows. Impairment is valuated on an individual basis or on a segmented category basis when individual impairment cannot be evaluated. Trade and other short-term receivables are presented on the face of the balance sheet net of any accumulated impairment losses.

Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of future cash flows (excluding future expected credit losses that not have been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through use of an allowance account. The amount of the loss shall be recognised in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date. Any subsequent reversal of an impairment loss is recognised in profit or loss.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Financial liabilities

Interest-bearing loans and borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses are recognised in income when the liabilities are derecognised as well as through the amortisation process.

Trade and other short-term payables

Trade and other short-term payables with no stated interest rate are measured at the original invoice or nominal amount when the effect of discounting is immaterial.

Offsetting a financial asset and a financial liability

Trade receivables and payables are offset and the net amount is presented on the face of the balance sheet when such amounts may legally be offset and a clear intention to settle them on a net basis exists.

4.13. Share-based payment

Employees of Mobistar receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments.

The cost of any equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date on which they are granted. The fair value of such equity-settled transactions will be measured based on market prices if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices are not available, appropriate valuation technique will be used. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares, if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which employees become fully entitled to the award.

The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the best estimate of equity instruments that will ultimately vest.

4.14. Long-term provisions

Provisions are recognised when Mobistar has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where Mobistar expects some or all of the provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

The estimate of the dismantling costs regarding the network sites and of the refurbishment costs related to the rented premises is recognised as an item of tangible asset. This estimate is also recognised as a provision that is measured by using appropriate inflation and discount rates.

4.15. Employee benefits

Short-term employee benefits, such as wages, salaries, social security contributions, paid annual leave, profit-sharing and bonuses, medical care, company cars and others are recognised during the period in which the service has been rendered by the employee.

Short-term employee benefits are shown as liabilities as a result of a legal or constructive present obligation and when a reliable estimate of such liabilities can be made.

Post-employment benefit plan is classified as defined contribution plan since the minimum return imposed by law is guaranteed by the current terms and conditions of the group insurance contract without additional cost for Mobistar.

4.16. Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to Mobistar and the revenue can be measured reliably. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and other sales taxes or duty.

Sale of goods is recognised as revenue when most of the risks and rewards of ownership of the goods and the control on them have been transferred to the buyer.

Revenue arising from rendering of services is recognised by reference to the stage of completion of the transaction at the balance sheet date. Revenue is measured at the fair value of the consideration received or receivable.

Specific revenue streams and related recognition criteria are as follows:

Sales of equipment

Sales of equipment to the distribution channels and to the final customers are recognised in revenue upon delivery. Consignment sales are recognised in revenue upon sale to the final customer.

Revenue from subscription contracts

Traffic revenue is recognised upon usage and non-used traffic rights are deferred when such right of deferral exists. Prepaid subscription amount is recognised over the subscription period on a linear basis.

Revenue from the sale of prepaid cards

Sales of prepaid cards are recognised at facial value as deferred income at the time of sale and released in the profit and loss statement as revenue upon usage.

Interconnection revenue

Traffic revenue paid by other telecommunication operators for use of our network. The revenue is recognized upon usage.

Revenue sharing

Revenue arising from contracts with third-party content providers is recognized after deduction of the fees paid to them in remuneration of the product or service delivered.

Revenue deferred until payment

Revenue of which the collectability is not reasonably assured at the point of sale is deferred until the payment has been received.

Site sharing rental income

Regarding the agreements whereas Mobistar has the entire responsibility to respect the terms and conditions of sites rental contracts, the rental costs are shown in expenses. Revenue arising from sites sub-letting agreements entered with other operators is shown as revenue.

4.17. Leases

A lease whereby all the risks and rewards incidental to ownership are not substantially transferred to the lessee is an operating lease and lease payments are recognised as an expense on a straight-line basis over the lease term.

Determining whether, in application of the interpretation IFRIC 4, an arrangement is or contains a lease requires assessment of whether fulfilment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

4.18. Loyalty commissions

Loyalty commissions earned by the distribution channels on postpaid contracts are recognised upfront upon contract subscription.

4.19. Financial discounts

Financial discounts granted to customers or received from suppliers for early payments are deducted from revenue and costs of sales as incurred.

4.20. Dividend

A dividend declared by the General Assembly of the shareholders after the balance sheet date is not recognised as a liability at that date.

4.21. Loyalty Programs

The accounting treatment of customer loyalty programs currently in use are corresponding with IFRIC 13.

5. Future changes in accounting policies

Standards issued but not yet effective.

5.1. Borrowing costs - IAS 23

A revised IAS 23 Borrowing costs was issued in March 2007, and becomes effective for financial years beginning on or after 1 January 2009. The standard has been revised to require capitalisation of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. In accordance with the transitional requirements in the Standard, the Group will adopt this as a prospective change. Accordingly, borrowing costs will be capitalised on qualifying assets with a commencement date after 1 January 2009. No changes will be made for borrowing costs incurred to this date that have been expensed.

5.2. Service Concession Arrangements - IFRIC 12

IFRIC Interpretation 12 was issued in November 2006 and becomes effective for annual periods beginnning on or after 1 January 2008. This Interpretation applies to service concession operators and explains how to account for the obligations undertaken and rights received in service concession arrangements. The Group is currently reviewing the various contracts to verify the correct application of the IFRIC Interpretation.

5.3. Customer Loyalty Programmes

IFRIC Interpretation 13 was issued in June 2007 and becomes effective for annual periods beginning on or after 1 July 2008. This Interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled. Such schemes exist currently in the Group and the Company is still determining the impact.

5.4. The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction - IFRIC 14 / IAS 19

IFRIC Interpretation 14 was issued in July 2007 and becomes effective for annual periods beginning on or after 1 January 2008. This Interpretation provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19 Employee Benefits. The Group has currently no defined benefit scheme and hence this Interpretation will have no impact on the Group.

5.5. IFRS 8 - Operating Segments

This standard requires disclosure of information about the Group's operating segments and replaced the requirement to determine primary (business) and secondary (geographical) reporting segments of the Group. The Group determined that the operating segments were the same as the business segments previously identified under IAS 14 Segment reporting. Additional disclosures about each of these segments are shown in Note 19.

5.6. IFRS 2 - Share-based payments - Vesting conditions and Cancellations

This amendment to IFRS 2 Share-based payments was published in January 2008 and becomes effective for financial years beginning on or after 1 January 2009. The Standard restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The Group has not entered into share-based payment schemes with non-vesting conditions attached and, therefore, does not expect significant implications on its accounting for share-based payments.

5.7. IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements

The revised standards were issued in January 2008 and become effective for financial years beginning on or after 1 July 2009. IFRS 3R introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results. IAS 27R requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by IFRS 3R and IAS 27R must be applied prospectively and will affect future acquistions and transactions with minority interests.

5.8. IAS 1 Revised Presentation of Financial Statements

The revised IAS 1 Presentation of Financial Statements was issued in September 2007 and becomes effective for financial years beginning on or after 1 January 2009. The Standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the Standard introduces the statement of comprehensive income: it presents all items of income and expense recognised in profit or loss, together with all other items of recognised income and expenses, either in a single statement, or in two linked statements. The Group is still evaluating whether it will have one or two statements.

5.9. Amendments to IAS 32 and IAS 1 Puttable Financial Instruments

Amendments to IAS 32 and IAS 1 were issued in February 2008 and become effective for annual periods beginning on or after 1 January 2009. The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendments to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity. The Group does not expect these amendments to impact the financial statements of the Group.

5.10. IFRIC 8 - Scope of IFRS 2

This interpretation requires IFRS 2 to be applied to any arrangements in which the entity cannot identify specifically some or all of the goods received, in particular where equity instruments are issued for consideration which appears to be less than fair value. No equity instruments are issued and the interpretation had no impact on the financial position or performance of the Group.

5.11. IFRIC 11 IFRS 2 - Group and Treasury Share Transactions

The Group has currently no arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme, even if entity buys the instruments from another party, or the shareholders provide the equity instruments needed. The interpretation has no impact on the financial position or performance of the Group.

1. Business combinations

Acquisitions in 2007

Acquisition of VOXmobile S.A.

On 2 July 2007, the Group acquired 90 % of the voting shares of VOXmobile S.A., an unlisted company based in Luxembourg, specialising as telecom operator.

Mobistar obtained a call option for the remaining 10 % of the shares exercisable before or at least on 2 July 2010. If not exercised by 2 July 2010, the call option is deemed to be exercised. As such, the company has a contingent consideration for the 10 % of the shares. The exercise price shall be the Fair Market Value of the relevant Option Shares provided that the exercise price for the total remaining number of Option Shares shall not exceed 13.4 million euros and not be lower than 2.2 million euros. The final exercise price will be dependent of the performance of the underlying company. If the targets are reached, the remaining 10 % of the shares will be valued at 8.9 million euros.

The Company has consolidated the results of Voxmobile for 100 %, as of 2 July 2007.

The total cost of the combination was 89,261 thousand euros and comprised cash paid and costs directly attributable to the combination. The contingent consideration for the 10 % shares in VOXmobile has been measured at 8.9 million euros at the date of the combination and at 31 december 2007.

VOXmobile owns the majority of the shares of the following companies organised and existing under the laws of Luxembourg:

TopLine Distributions S.A.	an in-depth distribution network covering Luxembourg
Moskito Productions S.A.	a multi-media productions company

These companies are consolidated within the VOXmobile group for IFRS reporting.

The fair value of the identifiable assets and liabilities of VOXmobile Group as at the date of acquisition and the corresponding amounts immediately before the acquisition were:

	in thousand €	
	Fair value recognised on acquisition	Previous carrying value
Goodwill	297	297
Intangible assets	16 556	645
Tangible assets	23 658	23 658
Financial fixed assets	4	4
Inventory	1 262	1 262
Trade receivables	5 881	5 881
Accrued revenue	510	510
Other receivables	9 638	9 638
Cash and cash equivalents	1 013	1 013
Trade payables	-13 829	-13 829
Other payables	-1 026	-1 026
Provisions	-1 150	-1 150
Accrued expenses	-317	-317
Deferred tax assets	-4 715	0
Financial debt	-19 189	-19 189
Net assets	18 593	7 397
Goodwill arising from acquisition	70 668	
Total equity consideration	89 261	

From the date of acquisition, VOXmobile has incurred a loss of 2,777 thousand euros. The contribution to the overall revenues of the Group over the same period was 17,922 thousand euros after intercompany eliminations.

Net Cash Outflow

Purchase of 90 % of shares	80 272
Cost associated with the acquisition	70
Total	80 342
Net Cash acquired with the subsidiary	-1 013
Net Cash Outflow	79 329

2. Intangible assets and goodwill (in 000 euros)

2007

	Goodwill	GSM and UMTS licences	Internally generated software development costs	Other intangible assets	Total intangible assets
Acquisition value					
As at 1 January 2007	10 558	373 441	33 087	375 207	781 735
Movements during the period:					
Acquisitions of subsidiaries July, 2nd	70 668			16 556	16 556
Acquisitions and consolidation differences	306		4 685	49 466	54 151
Sales and disposals				-26 999	-26 999
As at 31 December 2007	81 532	373 441	37 772	414 230	825 443
Amortisation and impairment					
As at 1 January 2007	0	178 462	15 531	262 445	456 438
Movements during the period:					
Additions		25 066	5 366	48 785	79 217
Impairment			1 569	1 255	2 824
Reversal - sales and disposals				-21 744	-21 744
As at 31 December 2007	0	203 528	22 466	290 741	516 735
Net carrying amount as at 31 December 2007	81 532	169 913	15 306	123 489	308 708

2006

	Goodwill	GSM and UMTS licences	Internally generated software development costs	Other intangible assets	Total intangible assets
Acquisition value					
As at 1 January 2006	10 558	373 441	27 243	362 819	763 503
Movements during the period:					
Acquisitions			8 780	43 916	52 696
Sales and disposals			-2 936	-31 528	-34 464
As at 31 December 2006	10 558	373 441	33 087	375 207	781 735
Amortisation and impairment					
As at 1 January 2006	0	153 395	11 086	240 326	404 807
Movements during the period:					
Additions		25 067	7 381	52 897	85 345
Impairment				750	750
Reversal - sales and disposals			-2 936	-31 528	-34 464
As at 31 December 2006	0	178 462	15 531	262 445	456 438
Net carrying amount as at 31 December 2006	10 558	194 979	17 556	112 762	325 297

Goodwill

The Goodwill 2007 consists of:

Goodwill Mobistar Affiliate	10 558
Goodwill VOXmobile	70 974
Total	**81 532**

Mobistar Affiliate S.A.

The acquisition of Mobistar Affiliate S.A. was achieved in two phases: initial purchase of 20 % shares in April 1999 and purchase of the remaining 80 % shares in May 2001.

The reported goodwill is to be fully allocated to the mobile activity cash-generating unit. Impairment test on goodwill is performed at least at the end of each financial year to assess as to whether its carrying amount does not exceed its recoverable amount.

As the recoverable amount of the mobile cash-generating unit, including goodwill, exceeds its carrying value, no impairment loss has to be recognised.

VOXmobile S.A.

The acquisition of VOXmobile S.A. will be achieved in two phases: 90 % of the shares was acquired on 2 July 2007. The remaining 10 % are subject to a call option which becomes exercisable before or at least on 2 July 2010 (see also point 1).

The goodwill including consolidation differences amounted up to 70,974 thousand euros.

An impairment test on goodwill is performed at least at the end of each financial year to assess as to whether its carrying amount does not exceed its recoverable amount.

Considering the recent date of the acquisition, the Company has not performed yet an impairment analysis related to VOXmobile.

Intangible assets

Internally generated intangible assets and other intangible assets include software development and software licence costs. The useful live of intangible assets applied in 2007 remains unchanged compared to 2006.

The UMTS licence has been depreciated from April 2005 onwards when the 3G network has been technically declared ready to operate in the region of Antwerp. The UMTS licence is depreciated over 16 years on a linear basis and the depreciation cost is amounting to 9.4 million euros on a full year basis.

3. Tangible assets (in 000 euros)

2007

	Land, buildings and network infrastructure	Plant, machinery, equipment	Furniture and vehicles	Other tangible assets	Total tangible assets
Acquisition value					
As at 1 January 2007	431 346	512 619	123 002	19 994	1 086 961
Movements during the period:					
Acquisitions of subsidiaries July, 2nd	1 654	21 590	130	284	23 658
Acquisitions, including self-constructed fixed assets	41 456	40 411	10 297	495	92 659
Dismantling asset	-175				-175
Sales and disposals	-1 906	-9 417	-17 891	-22	-29 236
As at 31 December 2007	472 375	565 203	115 538	20 751	1 173 867
Depreciation and impairment					
As at 1 January 2007	196 724	291 014	93 706	14 342	595 786
Movements during the period:					
Additions	20 634	41 677	10 016	1 349	73 676
Impairment		7 760	0		7 760
Dismantling asset	631			235	866
Transfer from category	285	-285			0
Reversal - sales and disposals	-2 211	-5 867	-17 886	-22	-25 986
As at 31 December 2007	216 063	334 299	85 836	15 904	652 102
Net carrying amount as at 31 December 2007	256 312	230 904	29 702	4 847	521 765

2006

	Land, buildings and network infrastructure	Plant, machinery, equipment	Furniture and vehicles	Other tangible assets	Total tangible assets
Acquisition value					
As at 1 January 2006	387 957	497 525	107 414	19 676	1 012 572
Movements during the period:					
Acquisitions, including self-constructed fixed assets	51 237	40 839	20 138	228	112 442
Dismantling asset	1 298			123	1 421
Sales and disposals	-9 146	-25 745	-4 550	-33	-39 474
As at 31 December 2006	431 346	512 619	123 002	19 994	1 086 961
Depreciation and impairment					
As at 1 January 2006	181 985	263 385	89 736	12 500	547 606
Movements during the period:					
Additions	18 301	50 776	8 520	1 669	79 266
Impairment	4 667	2 598	0		7 265
Dismantling asset	917			206	1 123
Reversal - sales and disposals	-9 146	-25 745	-4 550	-33	-39 474
As at 31 December 2006	196 724	291 014	93 706	14 342	595 786
Net carrying amount as at 31 December 2006	234 622	221 605	29 296	5 652	491 175

Capital expenditure

In 2007 and 2006 the majority of the investments expenditure related to the implementation of the 3G radio equipment, which started in 2005.

Impairment on assets

During 2007, impairment on both tangible and intangible assets has been recognised for an amount of 10,584 thousand euros (2006: 8,015 thousand euros) and shown as expense on the line 'Depreciation, amortisation and impairment' in the income statement.

The impairment loss of 10,584 thousand euros recognised during the year has been determined on individual asset basis and can be detailed as follows:

Software applications and developments	2 824
Obsolete network equipment	7 760
Total	10 584

Fair value less cost to sell of both software applications and the obsolete network equipment is nil.

Government grant

A capital grant amounting to 3,148 thousand euros was received in 1997 from the government of the Walloon Region in order to contribute to the investment in an office building and its equipment.

All the conditions and contingencies attached to the capital grant received are met.

	2007	2006
Net carrying amount as at 1 January	253	279
Released to the income statement	-26	-26
Net carrying amount as at 31 December	227	253

4. Other non-current assets (in 000 euros)

2007

	Cash guarantees	Long-term receivables	Total
Net carrying amount as at 1 January 2007	195	0	195
Additions	7	6 202	6 209
Reimbursements	-1	0	-1
Net carrying amount as at 31 December 2007	201	6 202	6 403

2006

	Cash guarantees	Long-term receivables	Total
Net carrying amount as at 1 January 2006	197	0	197
Additions	8	0	8
Reimbursements	-10	0	-10
Net carrying amount as at 31 December 2006	195	0	195

The increase in other non-current receivables in 2007 is mainly due to the payment facilities attributed to Ericsson in relation to the outsourcing project.

5. Current and deferred taxes (in 000 euros)

Deferred Tax Assets

	Balance Sheet		Income Statement	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Recognized as at the date of the business combination: VOXmobile				
Carried forward tax losses per 2 July 2007	8 178			
Investment tax credit	151			
DTA on Purchase Price Allocation	-4 715			
Differences on useful lifes	700			
Others	66			
Restated balance due to business combination	**4 380**			
Investment tax credit	3 039	4 052	1 013	1 350
Revenue recognition for free airtime minutes	-3 928	-4 926	-998	4 926
Borrowing costs expensed as incurred	80	573	493	461
Web site development costs expensed as incurred	933	1 022	89	-242
Reverse DTA on Purchase Price Allocation	339		-339	
Carried forward tax losses	1 171		-1 171	
Other items	-70	-108	-37	-23
Total deferred tax assets from activities	**1 564**	**613**	**-950**	**6 472**
Total net deferred tax assets	**5 944**	**613**	**-950**	**6 472**

Major components of tax expense

	31.12.2007	31.12.2006
Current income tax	139 187	135 538
Current income tax of prior periods	-296	70
Deferred tax expense relating to the origination and reversal of temporary differences (variance in deferred tax assets from activities)	-950	6 472
Tax expense	**137 941**	**142 080**

The Group has tax losses which arose in VOXmobile of 31,551 thousand euros that are available indefinitely for offset against future taxable profits of the company in which the losses arose.

Relationship between tax expense and accounting profit

	31.12.2007	31.12.2006
Consolidated accounting profit before taxes	427 776	441 623
Tax at the applicable rate of 33.99%	145 401	150 108
Tax effect of permanent differences:		
• Expenses that are not deductible in determining taxable profit	3 117	2 561
• Amortisation of goodwill Mobistar Corporate Solutions S.A.	-4 086	-4 086
• Irisnet pre-tax loss not deductible	74	320
Tax credit on investment	-557	-566
Tax deductible risk capital	-5 933	
Tax credits on business combination	221	-6 327
Adjustment on prior years	-296	70
Current year tax expense	**137 941**	**142 080**
Effective tax rate	32.25%	32.17%

6. Inventories (in 000 euros)

	31.12.2007	31.12.2006
Finished goods (i.e. handsets and SIM cards)		
Inventories - Gross amount	15 743	9 508
Reserve for obsolete and slow moving items	-1 800	-2 516
Inventories - Net carrying amount	13 943	6 992
Inventories - Cost recognised as an expense during the period	**71 614**	**62 458**

The amount of write-down of inventories recognised as an expense is 1,178 thousand euros, which is recognised in cost of sales.

7. Trade receivables (in 000 euros)

	31.12.2007	31.12.2006
Trade receivables - Gross value	219 108	199 680
Allowance for doubtful debtors	-35 594	-33 485
Trade receivables - Net carrying amount	**183 514**	**166 195**

For terms and conditions relating to related party receivables, refer to Note 17.
Trade receivables are non-interest bearing and are generally domiciliated or at terms: end of month 30 days.

Trade receivables: Ageing Balance

	Trade receivables - Net carrying amount	Not Past Due	Less than 180 days	Between 180 days and 360 days	More than 360 days
2007	183 514	133 926	44 314	1 140	4 134
2006	166 195	123 424	27 989	2 818	11 964

8. Other current assets (in 000 euros)

	31.12.2007	31.12.2006
Local and regional taxes on pylons	24 325	19 994
Impairment on dito	-24 325	-19 994
Prepayments	11 015	12 157
VAT to be recovered	2 677	2 406
Other current assets	3 140	1 008
Total	**16 832**	**15 571**

Local and regional taxes on GSM pylons, masts and antennas

Since 1997, certain municipalities and two provinces in Belgium have introduced fiscal measures enabling them to levy taxes on GSM pylons, masts and antennas located in their area. The legality of these taxes is being contested before the Council of State and the Courts of First Instance (Tax Chamber).

Following an interlocutory question asked by the Council of State to the Court of Justice of the European Communities, this latter ruled in a decision dated 8 September 2005 that such taxes are not incompatible with the European law, insofar as they do not alterate the conditions of competition between the historical operator and the new market operators.

The Council of State has decided on 20 November 2007, that a local tax violates the principle of equality if the reason appearing the preamble of the local tax rule, is pulled by the financial position of the municipality. Indeed, such a motive clarifies by no means the differentiation applied between the mobile network operators (which are taxed by virtue of the local tax rule in question) and the owners of other similar networks (which are not taxed by virtue of the same local tax rule). The local tax rule cannot be held for bench if the difference of treatment is based on a likely criterion of justified and reasonable objectives.

The receivable representing the disputed amount of enrolled taxes, increased by the interests on arrears at legal rate, gives rise to an impairment recorded in the P&L account for an amount of 24,325 thousand euros in 2007 (2006: 19,994 thousand euros) of which 4,331 thousand euros arose in 2007 (2006: 5,072 thousand euros). The corresponding liability of 24,325 thousand euros has been recognised under the heading 'Trade payables' and is still outstanding at the balance sheet date.

9. Cash and cash equivalents (in 000 euros)

	31.12.2007	31.12.2006
Short-term cash pool deposit with France Télécom	900	64 051
Overnight cash deposit with banks	0	2 300
Current bank accounts	6 355	1 680
Total cash and cash equivalents	7 255	68 031

Short-term deposits with France Télécom have a maturity of 1 month and bear interests according to the market conditions.

Cash at bank earns interest at floating rates based on daily bank deposit rates. The fair value of cash and short-term deposits is 7,255 thousand euros.

10. Earnings per share (in 000 euros)

Basic earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

	31.12.2007	31.12.2006
Net profit attributable to ordinary equity holders of the parent	289 835	299 543
Weighted average number of ordinary shares for basic earnings per share	63 290 941	63 282 547
Effect of dilution - Share options	0	890
Weighted average number of ordinary shares adjusted for the effect of dilution	63 290 941	63 283 437

No other transaction involving ordinary shares or potential ordinary shares has occurred after the balance sheet date which would have changed significantly the number of ordinary shares or potential ordinary shares outstanding at the end of the financial year if those transactions had occurred before the end of the financial year.

11. Equity (in 000 euros)

Share capital and share premium

In the frame of the share options plan granted in 2001 to the employees of Mobistar, a total of 1,831 share options have been exercised in 2007 at a unit price of 32.55 euros. A total of 16,266 share options have been exercised in 2006 at a unit price of 34.15 euros (8,151 share options) and 32.55 euros (8,115 share options).

	Share Capital	Share Premium	Number of ordinary shares
As at 1 January 2006	437 158	20 670	63 273 655
Exercise of 16,266 share options	103	440	16 266
Share premium incorporation in share capital	20 670	-20 670	
Share capital reimbursement	-101 251		
As at 1 January 2007	356 680	440	63 289 921
Exercise of 1,831 share options	10	49	1 831
Share premium incorporation in share capital	440	-440	
As at 31 December 2007	357 130	49	63 291 752

All ordinary shares are fully paid and have a par value of 5.643 euros.

A reconciliation statement on share options has been disclosed in the note '12. Share-based payment'.

Legal reserve

In accordance with the Belgian accounting law, 5 % of the annual net after tax profit of Mobistar S.A. must be allocated to the legal reserve until it represents 10 % of the share capital.

	2007	2006
As at 1 January	35 038	21 024
Allocation of 5 % of Mobistar S.A.		
net after tax current year profit	675	14 014
As at 31 December	35 713	35 038

Retained earnings

	2007	2006
As at 1 January	371 617	238 397
Current year profit after taxes	289 835	299 543
Transfer to legal reserve	-675	-14 014
Dividend paid	-284 813	-151 896
Loss on sales of treasury shares	0	-1 645
Fair value Discounted Share Pay Plan	0	1 921
Equity transaction costs	-824	-689
As at 31 December	375 140	371 617

Shareholders' remuneration

At the annual General Assembly of shareholders to take place on 7 May 2008, the Board of Directors will propose to approve the following shareholders' remuneration scheme:

Dividend 2007

A share buy-back program, in accordance with the decision taken by the General Assembly of shareholders of 5 May 2007 is currently in execution. The number of shares receiving a dividend based on the distribution of the result 2007, will be limited to 62 million shares.

Number of ordinary shares as at the date of dividend payment	62 000 000
Gross ordinary dividend per ordinary share, in euros	2.80
Total dividend 2007 (000 euros)	173 600

The dividend relating to the financial year 2007 has not been recognised as a liability at the balance sheet date as the approval of the annual General Assembly of shareholders will take place after the balance sheet date.

Dividend 2006

Number of ordinary shares as at 31 December 2006	63 289 921
Gross ordinary dividend per ordinary share, in euros	2.70
Gross extraordinary dividend per ordinary share, in euros	1.80
Total dividend 2006 (000 euros)	284 805

Share capital reduction in 2006

Number of ordinary shares as at 2 August 2006	63 281 806
Share capital reduction per ordinary share, in euros	1.60
Total share capital reduction (000 euros)	101 251

Share capital reduction pay-out took place in August 2006 after approval from the annual General Assembly of shareholders and after publication in the official Belgian Gazette.

Capital management

The primary objective of the Group's capital management is to ensure that it maintains a strong credit rating in order to support its business and maximise shareholders' value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders, buy-back shares or issue new shares. No changes were made in the objectives, policies or processes during the years end 31 December 2007 and 31 December 2006.

12. Share-based payment (in 000 euros)

2001 Stock Option Plan

On 20 November 2000, the Remuneration Committee authorised the issuance of a total of 1,977,608 share options to its employees, convertible to an equivalent number of shares upon exercise of the share options. The subscription period was from 1 December 2000 to 31 December 2000. The exercise price of the share options is amounting to € 34.15 each and decreases to € 32.55 after the share capital reduction decided by the General Assembly of shareholders held on 3 May 2006. There is no restriction associated to the share options offered in subscription. A total of 849,883 share options were eventually granted, the remaining 1,127,725 share options being cancelled. Initially, the share options were exercisable during the following periods:

January 2004	*maximum 50 % of the total share options granted*
September 2004	maximum 75 % of the total share options granted
July 2005	100 % of the total share options granted

The exercise period was further extended as follows: January 2006, September 2006, January 2007, September 2007 and July 2008. The other terms and conditions of the share options were not modified.

	31.12.2007	31.12.2006
Outstanding share options at the beginning of the period	1 831	18 097
Exercised share options during the period	-1 831	-16 266
Outstanding share options at the end of the period	0	1 831
Exercisable share options at the end of the period	0	1 831

2005 and 2006 Discounted Share Purchase Plans

The Remuneration Committee of Mobistar approved in 2005 and in 2006 discounted share purchase plans (DSPP) whereby the personnel of Mobistar has the right to buy Mobistar shares at a discounted purchase price representing 100/120 of the market price. According to the provisions of the plan, the shares are immediately vested at the grant date but cannot be sold for 2 years after the date of purchase. The shares issued under the DSPP plans will have the right to receive dividends as from the date of issuance. Mobistar purchased treasury shares that were reserved for the shares to issue under the DSPP. The fair value of the shares issued under the DSPP has been determined as the difference between the share market price at the grant date and the subscription price. The impact of the 2-year restriction period has been considered to have a little effect as the shares are traded in a deep and liquid market and as such has not been considered.

	DSPP 2006	DSPP 2005
Subscription period start date	12 April 2006	1 September 2005
Subscription period ending date	21 April 2006	14 September 2005
Number of shares sold to Mobistar employees	150 750	82 866
Subscription price per share (€)	50.11	52.91
Share stock price at subscription ending date (€)	62.85	64.95
Fair value per share (€)	12.74	12.04
Fair value DSPP recognised in expenses (000 €)	1 921	998

13. Long-term provisions (in 000 euros)

	01.01.2007	Additions	Utilisations	Reversal	Unwinding effect	31.12.2007
Outstanding litigations	5 295	1 178	-303	-965	0	5 205
Network sites dismantling costs	6 879	800	-515	0	313	7 477
Office refurbishment costs	795	260	0	0	0	1 055
Total	**12 969**	**2 238**	**-818**	**-965**	**313**	**13 737**

	01.01.2006	Additions	Utilisations	Reversal	Unwinding effect	31.12.2006
Outstanding litigations	4 429	1 275	-409	0	0	5 295
Network sites dismantling costs	5 895	1 298	-550	0	236	6 879
Office refurbishment costs	672	123	0	0	0	795
Total	10 996	2 696	-959	0	236	12 969

Outstanding litigations

Mobistar is engaged in various judicial procedures whereby third-party individuals or entities are claiming repair of damages they pretend to have incurred. Each litigation is evaluated on an individual basis in order to assess as to whether it is more likely than not that an outflow of resources will be necessary to settle the litigation and to ensure that the assumptions taken to measure the provisions are valid.

The outstanding claims are built up during the previous years and it can be reasonably assumed that they will be subject to a Court decision or solved by means of a common agreement within the following years.

Network sites dismantling provision

The key assumptions used to measure the network sites dismantling provision are as follows:

	31.12.2007	31.12.2006
Number of network sites Vox Incl.	4 175	3 858
Average dismantling cost per network site (000 euros)	11	11
Inflation rate	2.0%	2.0%
Discount rate	4.0%	4.0%

It is rather not practicable to estimate the timing of the cash outflows since, although it is assumed that all the network sites will be dismantled in the future, the provision is measured based on the known term of the existing rental contracts but with a high probability of renewal upon each renewal date.

Network sites dismantling provision will be also adjusted when there is sufficient objective evidence that future change in technology or in legislation will have an impact on the amount of the provision.

Office dismantling costs

Office refurbisment provision arises from office rental contracts and is measured at the level of costs incurred in the past on similar transactions. It is not expected that such costs will be incurred before end 2008 at the earliest.

Waste Electrical and Electronic Equipment

According to the European Directive issued on that subject and to the IFRIC 6 interpretation, Mobistar is responsible for the treatment and disposal for any wasted electrical and electronic equipment (i.e. network equipment, IT hardware, ...) acquired on or before 13 August 2005.

Mobistar is currently selling its waste electrical and electronic equipment to a WEEE certified third-party supplier at a net selling price which includes all the European Directive obligations. The agreement with this supplier includes also the obligations of Mobistar for the period before 13 August 2005. No provision had then to be recognised in this respect in the Mobistar financial statements.

14. Financial instruments (in 000 euros)

Financial risk management objectives and policies

Mobistar's principal financial instruments, other than derivatives, comprise bank and inter-company loans, overdrafts, cash at bank and short-term bank and inter-company deposits. The main purpose of these financial instruments is to raise finance for Mobistar's operations. Mobistar has also various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Interest rate risk

The Company is not subject to significant interest rate risks.

Foreign currency risk

The Company is not subject to significant foreign currency risks.

It is to be noted that Mobistar's policy does not allow trading in financial instruments.

As a consequence of the above, the main risks arising from Mobistar's financial instruments are the credit risk and liquidity risk:

Credit risk

Mobistar trades only with recognised, creditworthy third-parties. It is Mobistar's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, trade receivable balances are monitored on an ongoing basis. See notes 7 & 8.

Liquidity risk

Mobistar's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, bank loans and intercompany loans. We refer to the table summarizing the maturity profile of the financial assets and liabilities.

Interest-bearing loans and borrowings

	Nominal amount	Interest rate	Maturity	31.12.2007	31.12.2006
Unsecured revolving credit facility agreement with France Télécom Group	250 000	Euribor + 0.30	31.12.2010	0	0
Total long-term loans and borrowings				0	0
Cash-pool related credit facility with France Télécom	250 000	determined upon withdrawal	on demand	0	0
Uncommitted credit lines with various banks	50 900	determined upon withdrawal	on demand	0	0
Share of a joint venture loan (Irisnet)	2 727 maximum	determined upon withdrawal	on demand	2 303	2 445
VOXmobile: Credit facility with SNCI	3 800	4,75%	Sept 2012 *	3 800	
Total short-term loans and borrowings				6 103	2 445

* The credit facility with SNCI is expected to be reimbursed as per March 2008, on request of the principal shareholder.

Fair values

	Carrying amount		Fair value	
	31.12.2007	31.12.2006	31.12.2007	31.12.2006
Financial assets				
Cash	6 355	1 680	6 355	1 680
Short-term deposit	899	66 351	899	66 351
Other financial assets (non-current)	201	195	201	195
Long-term receivables (non-current)	8 537	0	7 926*	0
Financial liabilities				
Share of a joint venture loan (Irisnet)	2 303	2 445	2 303	2 445
Loan SNCI	3 800		3 154*	

* Discount rate (assumption) 4 %

The carrying amount of cash and short-term deposit is deemed to represent their fair value considering the associated short-term maturity. Other non-current financial assets are measured at amortised costs which is deemed to represent their fair value.

The carrying amount of the joint venture loan overdraft is deemed to represent their fair value taking into account the associated short-term maturity.

Maturity

Year ended December 2007	Amount	Within 1 year	Within 2-5 years	More than 5 years
Financial assets				
Cash	6 355	6 355		
Short-term deposit	899	899		
Other financial assets (non-current)	201			201
Long-term receivables (non-current)	8 537	2 135	6 402	
Financial liabilities				
Share of a joint venture loan (Irisnet)	2 303	2 303		
Loan SNCI	3 800	3 800		

Year ended December 2006	Amount	Within 1 year	Within 2-5 years	More than 5 years
Financial assets				
Cash	1 680	1 680		
Short-term deposit	66 351	66 351		
Other financial assets (non-current)	195			195
Financial liabilities				
Share of a joint venture loan (Irisnet)	2 445	2 445		

15. Trade payables and other current liabilities (in 000 euros)

	31.12.2007	31.12.2006
Trade payables	268 738	240 685
Employee benefits related liabilities		
Salaries and termination pay	2 605	2 711
Social security contributions	4 408	7 130
Holiday pay	14 297	17 026
Performance and Profit Sharing bonus	6 435	3 399
Other	2 692	1 576
Total	**30 437**	**31 842**
Current taxes payable		
Corporate taxes - 2005	0	1 111
Corporate taxes - 2006	18 217	18 513
Corporate taxes - 2007	16 148	
Total	**34 365**	**19 624**
Other payables		
Dividend 2004	65	98
Dividend 2005	167	178
Dividend 2006	381	
Reimbursement share capital 2006	0	387
Other liabilities to other Shareholders VOXmobile *	8 919	
Other liabilities	1 712	407
Total	**11 244**	**1 070**

* Contingent consideration see Note 3.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

16. Income statement (in 000 euros)

Turnover

	2007	2006
Revenue from subscription contracts	910 389	904 780
Revenue from prepaid subscription cards	221 386	238 909
Interconnection revenue	292 967	336 053
Site sharing rental income	2 336	2 830
Other services	18 299	13 508
Total service revenue	1 445 377	1 496 080
Sale of equipment	64 228	50 750
Total	**1 509 605**	**1 546 830**

Other operating revenue

	2007	2006
Expenses recharged to France Télécom subsidiaries	12 598	12 881
Administrative costs recharged to customers and third-parties	11 472	9 280
Services rendered to judicial authorities	2 648	2 456
Other operating revenue	3 616	3 152
Total	**30 334**	**27 769**

Costs of equipment and goods sold

	2007	2006
Purchase of goods	77 651	62 458
Purchase of services	95 316	93 361
Total	**172 967**	**155 819**

Cost of purchased services increased with the effect of the start-up costs incurred in the ADSL activities and with the increase of the number of network sites.

Services and other goods

	2007	2006
Rental costs	25 006	21 421
Maintenance	23 360	28 386
Professional fees	56 183	44 320
Administration costs	20 983	18 977
Commissions	110 892	118 829
Universal service	6 528	14 814
Advertising and promotions	49 196	51 175
Other	7 690	7 126
Total	299 838	305 048

Services and other goods are presented net of internally capitalised expenses as intangible and tangible assets of 937 thousand euros in 2007 and 1,756 thousand euros in 2006. Universal service costs have been revaluated following the calculation criteria notified by the Belgian telecom regulator which are significantly deviating from the initial assumptions taken into consideration in 2005. From the total cost recognised in 2006, i.e. 14,814 thousand euros, 4,050 thousand euros are related to the second half of 2005.

Employee benefits expenses

	2007	2006
Short-term employee benefits	99 589	95 623
Social Security contributions	26 519	30 110
Group insurance and medical care	6 657	7 166
Other personnel costs	2 949	2 888
Total	135 714	135 787

Short-term employee benefits are presented net of employee benefits expenses internally capitalised as intangible and tangible assets totalling 3,748 thousand euros in 2007 and 7,024 thousand euros in 2006.

The average full-time equivalent number of employees slightly increased from 1,628.8 in 2006 to 1,650.0 in 2007 with VOXmobile entering the consolidation perimeter as from the 2nd of July 2007 (FTE VOXmobile 113.0 included).

Other operating charges

	2007	2006
Inventories - obsolete and slow moving items	-947	-34
Trade receivables - allowance for doubtful debtors	9 010	8 049
Local taxes on GSM antennas and pylons	4 331	5 072
Property taxes	2 332	1 828
Long-term provisions	-585	316
Other operating charges	93	238
Total	14 234	15 469

Local taxes on GSM masts and antennas are accrued as described in the note 8 'Other current assets'.

Net finance costs

	2007	2006
Finance income		
Interest on deposits and current bank accounts	2 879	1 986
Other financial income	324	157
Total	3 203	2 143
Finance costs		
Interest on financial debts	1 410	350
Other financial charges	1 895	1 005
Total	3 305	1 355
Total net finance costs	-102	788

17. Relationships with related parties (in 000 euros)

Relationships with affiliated enterprises

Balance sheet and income statement

	31.12.2007	31.12.2006
Assets and liabilities		
Short-term trade receivables	44 737	24 632
Short-term deposit	900	64 268
Liabilities		
Short-term trade payables	24 631	19 224
Income and charges		
Sales	63 184	73 312
Purchases	48 017	57 543

The consolidated financial statements include the financial statements of Mobistar S.A., 100 % of VOXmobile S.A., Topline Distributions S.A, Moskito Productions S.A. and 50 % of the interests held by France Télécom in the joint venture Irisnet since Mobistar is actually controlling the joint venture with its partner Telindus and is assuming the risks and rewards relating to this activity instead of France Télécom.

The ultimate parent entity of Mobistar S.A. is France Télécom, place d'Alleray 6, 75505 Paris Cedex 15, France.

Related party - 2007 transactions

	Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
Ultimate parent company				
France Télécom - Traffic and services	45 299	32 307	32 810	15 995
France Télécom - Cash pooling and derivatives	2 465	1 090	974	0
France Télécom subsidiaries				
Airtime traffic and services	15 420	14 620	11 853	8 636
Total	**63 184**	**48 017**	**45 637**	**24 631**

Related party - 2006 transactions

	Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
Ultimate parent company				
France Télécom - Traffic and services	39 539	38 553	10 471	11 871
France Télécom - Cash pooling and derivatives	1 807	268	64 268	0
France Télécom subsidiaries				
Airtime traffic	21 309	17 376	14 161	7 353
Consulting fees	10 657	1 346		0
Total	**73 312**	**57 543**	**88 900**	**19 224**

Terms and conditions of transactions with related parties

The terms and conditions applied to sales and purchases of traffic and services, to the centralised treasury management agreement and to the revolving credit facility agreement are determined on an arm's length basis according to the normal market prices and conditions.

There is no outstanding guarantee provided to or received from any related parties at the balance sheet date. No allowance for doubtful debtors on amounts owed by related parties is outstanding at the balance sheet date.

Relationships with Board of Directors members and senior management

The total employee benefits and compensation, including employer social security contributions, attributed to the members of the Executive Committee of Mobistar are as follows:

	2007	2006
Short-term employee benefits	3 359	3 220
Post-employment pension and medical benefits	421	445
Share-based payments	0	1 338
Total employee benefits	3 780	5 003

The total remuneration attributed to the Board of Directors (excluding the normal compensation of the CEO which is included in the table above) is as follows:

	2007	2006
Total remuneration	284	262

Senior management interests in an employee share incentive plan

2001 Stock Option Plan

All share options attributed to members and former members of the Management Committee of Mobistar are exercised.

2005 & 2006 Discounted Share Pay Plans

Members and former members of the Management Committee of Mobistar have purchased a total of 37,500 shares in 2005 and 105,000 in 2006 as per the terms and conditions described in the note 12 'Share-based payment'. The fair value of the purchased shares is amounting to 452 thousand euros (DSPP 2005) and 1,338 thousand euros (DSPP 2006). No new plan became effective in 2007.

VOXmobile pledge

The joint CEO's grant a first ranking pledge over their Company Shares in favour of Mobistar to secure the obligations to deliver the Option Shares to Mobistar and the indemnification obligations of the joint CEO's under the Share Purchase Agreement.

18. Commitments and contingencies (in 000 euros)

Purchases

	Commitments end of 2006	2007	< 1 year	1-3 years	3-5 years	> 5 years
Intangible and tangible assets	39 262	66 710	66 710	0	0	0
Inventories	10 562	8 916	8 916	0	0	0

Operational leases costs

	Commitments end of 2006	2007	< 1 year	1-3 years	3-5 years	> 5 years
Offices	19 646	19 894	7 158	15 446	264	932
Network sites	174 652	169 100	19 247	39 656	41 258	65 033
Cars	11 821	10 792	879	6 327	3 586	0
Total	206 119	199 786	27 284	61 429	45 108	65 965

Guarantees granted

	Commitments end of 2006	2007	< 1 year	1-3 years	3-5 years	> 5 years
Total	8 454	9 278	1 292	3 427	1 090	3 469

Guarantees granted are related to various lease agreements and to performance commitment granted to some corporate customers. No other security (mortgage, pledge or other) has been granted on Mobistar assets as at 31 December 2007.

Events after the balance sheet date

No adjusting events arose between the balance sheet date and the date at which the financial statements have been authorised for issue, other than the event disclosed in note 14 related to the loan with SNCI.

19. Segment reporting (in 000 euros)

Mobistar's internal management reporting to the Board of Directors and to the Chief Executive Officer is structured on a business segment basis.

The following primary business segments are identified:

- Mobile segment: delivers mobile phone equipment and services to residential and corporate customers.
- Fix segment: provides fix voice, data and internet services to residential and corporate customers.

No secundary geographical segment has been selected as no criteria determining this reportable segment is met.

Transfer prices between business segments are set on an arm's lenght basis in a manner similar to transactions with third-parties. Segment revenue, segment expense and segment result include transfers between business segments. Those transfers are eliminated in consolidation.

31.12.2007

in thousand €

	Mobile	Fix	Unallocated	Total
Segment assets	1 105 968	69 087	6 274	1 181 329
Segment liabilities	350 214	20 615	41 591	412 420
Capital expenditure	140 368	6 459	0	146 827
Depreciation and amortisation	151 749	2 011	0	153 760
Impairment losses recognised in profit or loss	10 584	0	0	10 584
Non-cash expenses other than depreciation	0	0	0	0

	Mobile	Fix	Total consolidated
Revenue			
Total service revenue	1 358 435	86 939	1 445 374
Handsets sales	63 915	312	64 227
Total turnover	1 422 350	87 251	1 509 601
Other operating revenue	28 518	1 820	30 338
Total revenue	**1 450 868**	**89 071**	**1 539 939**
Operating expenses			
Interconnection costs	-284 603	-40 360	-324 963
Costs of equipment and goods sold	-150 386	-22 460	-172 846
Services and other goods	-283 793	-16 033	-299 826
Employee benefits expenses	-127 015	-8 698	-135 713
Depreciation, amortisation and impairment	-162 333	-2 011	-164 344
Other operating charges	-14 370	0	-14 370
Total operating expenses	-1 022 500	-89 562	-1 112 062
Result of operating activities	**428 368**	**-491**	**427 877**
Net finance costs			-101
Result of operating activities after net finance costs			427 776
Tax expense			-137 941
Net profit or loss			289 835

31.12.2006

in thousand €

	Mobile	Fix	Unallocated	Total
Segment assets	1 049 600	67 148	1 025	1 117 773
Segment liabilities	306 812	24 177	23 009	353 998
Capital expenditure	159 358	7 201	0	166 559
Depreciation and amortisation	164 419	1 316	0	165 735
Impairment losses recognised in profit or loss	8 015	0	0	8 015
Non-cash expenses other than depreciation	1 921	0	0	1 921

	Mobile	Fix	Total consolidated
Revenue			
Total service revenue	1 411 543	84 537	1 496 080
Handsets sales	50 622	128	50 750
Total turnover	1 462 165	84 665	1 546 830
Other operating revenue	26 042	1 727	27 769
Total revenue	**1 488 207**	**86 392**	**1 574 599**
Operating expenses			
Interconnection costs	-304 541	-43 350	-347 891
Costs of equipment and goods sold	-133 313	-22 506	-155 819
Services and other goods	-289 222	-15 826	-305 048
Employee benefits expenses	-126 365	-9 422	-135 787
Depreciation, amortisation and impairment	-172 434	-1 316	-173 750
Other operating charges	-13 864	-1 605	-15 469
Total operating expenses	**-1 039 739**	**-94 025**	**-1 133 764**
Result of operating activities	**448 468**	**-7 633**	**440 835**
Net finance costs			-788
Result of operating activities after net finance costs			441 623
Tax expense			-142 080
Net profit or loss			299 543

20. Interests in the joint venture 'Irisnet' (in 000 euros)

The interests in the joint venture 'Irisnet' are recognised using the line-by-line reporting format in the proportionate consolidation method.

Aggregate amounts, including intercompany transactions, related to the interests held in the joint venture are detailed as follows:

	31.12.2007	31.12.2006
Non-current assets	8	8
Current assets	2 491	2 110
Total assets	**2 499**	**2 118**
Equity	-11 443	-11 225
Current liabilities	13 942	13 343
Total equity and liabilities	**2 499**	**2 118**
Income	4 702	4 140
Expenses	4 920	5 081

Related party relationships between Mobistar and the joint venture have been recognised in the financial statements as follows:

	31.12.2007	31.12.2006
Assets and liabilities		
Current assets - trade receivables	21 076	19 729
Current liabilities - trade payables	11 645	10 773
Current liabilities - deferred income	9 431	8 956
Income and charges		
Sales	4 943	4 368
Purchases	4 943	4 368

Mobistar has not incurred any contingent liabilities on its behalf or jointly with its partner in the joint venture or with the joint venture itself.

In the frame of the joint venture activity, Mobistar and the joint venture did not commit to any capital commitment as at the balance sheet date.

statutory auditor's report

to the General Meeting of shareholders of Mobistar S.A. on the consolidated financial statements for the year ended 31 December 2007

In accordance with the legal requirements, we report to you on the performance of our mandate of statutory auditor. This report contains our opinion on the consolidated financial statements as well as the required additional comments.

Unqualified opinion on the consolidated financial statements

We have audited the consolidated financial statements of Mobistar S.A. and its subsidiaries (collectively referred to as "the Group") for the year ended 31 December 2007, prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium. These consolidated financial statements comprise the consolidated balance sheet as at 31 December 2007, and the consolidated statements of income, changes in equity and cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The consolidated balance sheet shows total assets of € 1,181,328 thousand and the consolidated statement of income shows a profit for the year, share of the Group, of € 289,835.

Responsibility of the Board of directors for the preparation and fair presentation of the consolidated financial statements

The Board of directors is responsible for the preparation and fair presentation of the consolidated financial statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Responsibility of the statutory auditor

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the legal requirements and the auditing standards applicable in Belgium, as issued by the Institute of Registered Auditors (Institut des Réviseurs d'Entreprises/Instituut van de Bedrijfsrevisoren). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

In accordance with these standards, we have performed procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we have considered internal control relevant to the Group's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. We have evaluated the appropriateness of accounting policies used, the reasonableness of significant accounting estimates made by the Group and the presentation of the consolidated financial statements, taken as a whole. Finally, we have obtained from the Board of directors and the Group's officials the explanations and information necessary for executing our audit procedures. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements for the year ended 31 December 2007 give a true and fair view of the Group's financial position as at 31 December 2007 and of the results of its operations and its cash flows in accordance with IFRS as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.

Additional comments

The preparation and the assessment of the information that should be included in the directors' report on the consolidated financial statements are the responsibility of the Board of directors.

Our responsibility is to include in our report the following additional comments, which do not modify the scope of our opinion on the consolidated financial statements:

- The directors' report on the consolidated financial statements deals with the information required by law and is consistent with the consolidated financial statements. We are, however, unable to comment on the description of the principal risks and uncertainties which the entities included in the consolidation are facing, and on their financial situation, their foreseeable evolution or the significant influence of certain facts on their future development. We can nevertheless confirm that the matters disclosed do not present any obvious inconsistencies with the information that we became aware of during the performance of our mandate.

Brussels, 17 March 2008

Ernst & Young Réviseurs d'Entreprises SCCRL
Statutory auditor
represented by

Herman Van den Abeele
Partner

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notes

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